UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 19, 2020 (October 18, 2020)

Concho Resources Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-33615	76-0818600
(Commission File Number)	(I.R.S. Employer Identification No.)

One Concho Center 600 W. Illinois Avenue Midland, Texas	79701
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (432) 683-7443

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	CXO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 18, 2020, Concho Resources Inc., a Delaware corporation (“Concho”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ConocoPhillips (“ConocoPhillips”) and Falcon Merger Sub Corp., a wholly owned subsidiary of ConocoPhillips (“Merger Sub”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (a) Merger Sub will be merged with and into Concho (the “Merger”), with Concho surviving and continuing as the surviving corporation in the Merger, and, (b) at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Concho (other than certain Excluded Shares and Converted Shares (each as defined in the Merger Agreement)) will be converted into the right to receive 1.46 (the “Exchange Ratio”) shares of common stock of ConocoPhillips (the “Merger Consideration”).

The Merger Agreement also specifies the treatment of outstanding Concho equity awards in connection with the Merger, which shall be treated as follows at the Effective Time: (a) each outstanding award of restricted common stock of Concho (other than an award that fully vests by its terms at the Effective Time) will be converted into an award in respect of a number of shares of restricted common stock of ConocoPhillips equal to the product of the number of shares of common stock of Concho subject to the award multiplied by the Exchange Ratio; (b) each outstanding award of restricted common stock of Concho that fully vests by its terms at the Effective Time will vest and be converted into the right to receive the Merger Consideration in respect of each share subject to the award; (c) each outstanding award of performance units (other than any such award that might be granted following the execution of the Merger Agreement) will vest (with applicable performance goals deemed satisfied at 200% of target (which is two-thirds of maximum performance) for active employees and based on actual performance for former employees) and be converted into the right to receive an amount in cash equal to the value of the Merger Consideration in respect of each share subject to the award; and (d) each outstanding award of performance units granted following the execution of the Merger Agreement will be converted into a time-vesting award in respect of a number of shares of restricted common stock of ConocoPhillips equal to the product of the target number of shares of common stock of Concho subject to the award multiplied by the Exchange Ratio.

The board of directors of Concho has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the holders of Concho’s common stock, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (c) resolved to recommend that the holders of Concho’s common stock approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (a) the receipt of the required approvals from Concho stockholders and ConocoPhillips stockholders, (b) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (c) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited, (d) the effectiveness of the registration statement on Form S-4 to be filed by ConocoPhillips pursuant to which the shares of ConocoPhillips common stock to be issued in connection with the Merger are registered with the Securities and Exchange Commission (the “SEC”), and (e) the authorization for listing of ConocoPhillips common stock to be issued in connection with the Merger on the NYSE. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement, and the receipt of an officer’s certificate from the other party to such effect.

The Merger Agreement contains customary representations and warranties of Concho and ConocoPhillips relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Concho and ConocoPhillips, including, subject to certain exceptions, covenants relating to conducting their respective businesses in the ordinary course consistent with past practice, excluding any commercially reasonable deviations due to COVID-19, and to refraining from taking certain actions without the other party’s consent. Concho and ConocoPhillips also agreed to use their respective reasonable best efforts to cause the Merger to be consummated and to obtain expiration or termination of the waiting period under the HSR Act, subject to certain limitations set forth in the Merger Agreement.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of Concho and ConocoPhillips will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. Concho is required to call a meeting of its stockholders to approve the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement. ConocoPhillips is required to call a meeting of its stockholders to approve the issuance of ConocoPhillips common stock in connection with the Merger and, subject to certain exceptions, to recommend that its stockholders approve such issuance.

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The Merger Agreement contains termination rights for each of Concho and ConocoPhillips, including, among others, if the consummation of the Merger does not occur on or before April 30, 2021. Upon termination of the Merger Agreement under specified circumstances, including the (a) termination by ConocoPhillips in the event of a change of recommendation by the Concho board of directors or (b) termination by ConocoPhillips because Concho, its subsidiaries or any of its directors or officers willfully and materially breached its non-solicitation obligations, Concho would be required to pay ConocoPhillips a termination fee of $300 million. In addition, upon termination of the Merger Agreement under specified circumstances, including (i) the termination by Concho in the event of a change of recommendation by the ConocoPhillips board of directors or (ii) termination by Concho because ConocoPhillips, its subsidiaries or any of its directors or officers willfully and materially breached its non-solicitation obligations, ConocoPhillips would be required to pay Concho a termination fee of $450 million. In addition, if the Merger Agreement is terminated because of a failure of Concho’s stockholders or ConocoPhillips’ stockholders to approve the applicable proposals, Concho or ConocoPhillips, as applicable, may be required to reimburse the other party for its expenses in an amount equal to $95 million or $142.5 million, respectively. In no event will either party be entitled to receive more than one termination fee, net of any expense reimbursement.

Prior to the Effective Time, ConocoPhillips is required to take all necessary corporate action so that upon and after the Effective Time, the size of the board of directors of ConocoPhillips is increased by one member, and, prior to the consummation of the Merger, Concho’s current Chairman and Chief Executive Officer (provided he remains in such positions as of immediately prior to the consummation of the Merger, or else a member of the board of directors of Concho mutually agreed between Concho and ConocoPhillips) is appointed to the board of directors of ConocoPhillips to fill the vacancy created by such increase. ConocoPhillips is required to take all necessary action to nominate such director for election to the board of directors of ConocoPhillips in the proxy statement relating to the first annual meeting of ConocoPhillips’ stockholders following the consummation of the Merger.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Concho. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Concho’s public disclosures.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 18, 2020, the board of directors of Concho adopted, effective immediately, amended and restated bylaws of Concho (as so amended and restated, the “Fifth Amended and Restated Bylaws”) to add a new Article X, which provides that, unless Concho consents to the selection of an alternative forum, (a) the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, then the Superior Court of Delaware, or if such state courts in Delaware do not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Concho, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of Concho to Concho or Concho’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or Concho’s certificate of incorporation or bylaws (as amended), or (iv) any action asserting a claim governed by the internal affairs doctrine; and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

The foregoing description is not complete and is qualified in its entirety by reference to the complete text of the Fifth Amended and Restated Bylaws, a copy of which are filed as Exhibit 3.1 to this Current Report on Form 8-K and are incorporated herein by reference.

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Item 7.01	Regulation FD Disclosure.

On October 19, 2020, Concho and ConocoPhillips issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1.

On October 19, 2020, Concho and ConocoPhillips provided supplemental information regarding the Merger in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2.

The information in this Item 7.01 of Form 8-K (including Exhibit 99.1 and Exhibit 99.2) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

Item 7.01 above is incorporated by reference in this Item 8.01.

Additional Information and Where to Find It

In connection with the proposed transaction, ConocoPhillips (“ConocoPhillips”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Concho Resources Inc. (“Concho”) and ConocoPhillips and that also constitutes a prospectus of ConocoPhillips. Each of Concho and ConocoPhillips may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Concho or ConocoPhillips may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Concho and ConocoPhillips. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Concho, ConocoPhillips, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Concho will be made available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Participants in the Solicitation

Concho, ConocoPhillips, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Concho or ConocoPhillips using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Concho or ConocoPhillips expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. These include, but are not limited to, the following: the risk factors discussed or referenced in Concho’s and ConocoPhillips’ most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K and other filings with the SEC; the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of Concho’s business; the risk associated with Concho’s and ConocoPhillips’ ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the ability to successfully integrate the businesses and technologies; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters; the potential for litigation related to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Concho’s common stock or ConocoPhillips’ common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Concho and ConocoPhillips to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies; and other important factors that could cause actual results to differ materially from those projected. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

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Additional information concerning these and other risk factors are also contained in Concho’s and ConocoPhillips’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Concho’s or ConocoPhillips’ ability to control or predict. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Concho or ConocoPhillips for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Concho or ConocoPhillips, as applicable. Neither Concho nor ConocoPhillips gives any assurance (1) that either Concho or ConocoPhillips will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the proposed transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Concho and ConocoPhillips undertake no obligation to correct or update any forward-looking statement, except as required by applicable law.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated October 18, 2020, by and among Concho Resources Inc., ConocoPhillips and Falcon Merger Sub Corp.

3.1	Fifth Amended and Restated Bylaws of Concho Resources Inc., dated October 18, 2020.

99.1	Joint Press Release issued by Concho Resources Inc. and ConocoPhillips, dated October 19, 2020.

99.2	Investor Presentation, dated October 19, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONCHO RESOURCES INC.

By	/s/ Travis L. Counts
Name: Travis L. Counts
Title: Senior Vice President, General Counsel and Corporate Secretary

Date: October 19, 2020

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

CONOCOPHILLIPS,

FALCON MERGER SUB CORP.

and

CONCHO RESOURCES INC.

Dated as of October 18, 2020

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4.15	Real Property	23
4.16	Rights-of-Way	24
4.17	Oil and Gas Matters	24
4.18	Environmental Matters	26
4.19	Material Contracts	27
4.20	Derivative Transactions	29
4.21	Insurance	29
4.22	Opinion of Financial Advisors	30
4.23	Brokers	30
4.24	Related Party Transactions	30
4.25	Regulatory Matters	31
4.26	Takeover Laws	31
4.27	No Additional Representations	31

ARTICLE V
REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

5.1	Organization, Standing and Power	32
5.2	Capital Structure	32
5.3	Authority; No Violations; Consents and Approvals	34
5.4	Consents	35
5.5	SEC Documents; Financial Statements	35
5.6	Absence of Certain Changes or Events	36
5.7	Information Supplied	36
5.8	No Undisclosed Material Liabilities	36
5.9	Parent Permits; Compliance with Applicable Law	36
5.10	Labor Matters	37
5.11	Taxes	37
5.12	Litigation	37
5.13	Environmental Matters	37
5.14	Opinion of Financial Advisor	38
5.15	Brokers	38
5.16	Ownership of Company Common Stock	38
5.17	Business Conduct	38
5.18	Regulatory Matters	38
5.19	No Additional Representations	38

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1	Conduct of Company Business Pending the Merger	39
6.2	Conduct of Parent Business Pending the Merger	43
6.3	No Solicitation by the Company	45
6.4	No Solicitation by Parent	51
6.5	Preparation of Joint Proxy Statement and Registration Statement	58
6.6	Stockholders Meetings	59
6.7	Access to Information	62

-ii-

6.8	HSR and Other Approvals	63
6.9	Employee Matters	65
6.10	Indemnification; Directors’ and Officers’ Insurance	67
6.11	Transaction Litigation	69
6.12	Public Announcements	69
6.13	Advice of Certain Matters; Control of Business	70
6.14	Reasonable Best Efforts; Notification	70
6.15	Section 16 Matters	71
6.16	Stock Exchange Listing and Delistings	71
6.17	Certain Indebtedness	71
6.18	Tax Matters	74
6.19	Takeover Laws	74
6.20	Obligations of Merger Sub	74
6.21	Coordination of Quarterly Dividends	75

ARTICLE VII
CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Consummate the Merger	75
7.2	Additional Conditions to Obligations of Parent and Merger Sub	75
7.3	Additional Conditions to Obligations of the Company	76
7.4	Frustration of Closing Conditions	77

ARTICLE VIII
TERMINATION

8.1	Termination	77
8.2	Notice of Termination; Effect of Termination	79
8.3	Expenses and Other Payments	79

ARTICLE IX
GENERAL PROVISIONS

9.1	Schedule Definitions	82
9.2	Survival	82
9.3	Notices	82
9.4	Rules of Construction	83
9.5	Counterparts	85
9.6	Entire Agreement; No Third Party Beneficiaries	85
9.7	Governing Law; Venue; Waiver of Jury Trial	85
9.8	Severability	86
9.9	Assignment	87
9.10	Affiliate Liability	87
9.11	Specific Performance	87
9.12	Amendment	88
9.13	Extension; Waiver	88

Annex A	Certain Definitions
Annex B	Form of Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 18, 2020 (this “Agreement”), among CONOCOPHILLIPS, a Delaware corporation (“Parent”), FALCON MERGER SUB CORP., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and CONCHO RESOURCES INC., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the issuance of the shares of common stock of Parent, par value $0.01 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, the holders of Parent Common Stock, and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub’s stockholder and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution;

WHEREAS, Parent and the Company desire to effect a strategic business combination on the terms and subject to the conditions set forth herein; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Antitrust Authority	6.8(b)
Antitrust Laws	6.8(b)
Applicable Date	4.5(a)
Book-Entry Shares	3.3(b)(ii)
Cash Equivalent Merger Consideration	3.2(c)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company 401(k) Plans	6.9(e)
Company Affiliate	9.10
Company Alternative Acquisition Agreement	6.3(d)(iv)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(vii)
Company Common Stock	3.1(b)(i)
Company Contracts	4.19(b)
Company Disclosure Letter	Article IV
Company Employee	6.9(a)
Company Independent Petroleum Engineers	4.17(a)(i)
Company Intellectual Property	4.14(a)
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15(a)
Company Material Real Property Lease	4.15(b)
Company Note Offers and Consent Solicitations	6.17(b)
Company Owned Real Property	4.15(a)
Company Performance Unit Awards	3.2(c)
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company Related Party Transaction	4.24
Company Reserve Reports	4.17(a)(i)

Definition	Section
Company Restricted Stock Award	3.2(a)
Company SEC Documents	4.5(a)
Company Stock Plan	3.2(a)
Company Stockholders Meeting	4.4(b)
Confidentiality Agreement	6.7(b)
Consent Solicitations	6.17(b)
Converted Shares	3.1(b)(iii)
Creditors’ Rights	4.3(a)
D&O Insurance	6.10(d)
Debt Offer Documents	6.17(b)
DGCL	2.1
Divestiture Action	6.8(b)
Effective Time	2.2(b)
Eligible Shares	3.1(b)(i)
e-mail	9.3(b)
End Date	8.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)
Excluded Shares	3.1(b)(iii)
Existing Credit Facility	6.17(a)
GAAP	4.5(b)
Goldman Sachs	5.14
HSR Act	4.4(a)
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Joint Proxy Statement	4.4(b)
Letter of Transmittal	3.3(b)(i)
Material Company Insurance Policies	4.21
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Offers to Exchange	6.17(b)
Offers to Purchase	6.17(b)
Parent	Preamble
Parent Affiliate	9.10
Parent Alternative Transaction Agreement	6.4(d)(iv)
Parent Board	Recitals
Parent Board Recommendation	5.3(a)(iii)
Parent Capital Stock	5.2(a)(ii)
Parent Change of Recommendation	6.4(d)(vii)
Parent Closing Price	3.3(h)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article V

Definition	Section
Parent Material Adverse Effect	5.1
Parent Permits	5.9(a)
Parent Preferred Stock	5.2(a)(ii)
Parent Restricted Stock Award	3.2(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Stock Plans	5.2(a)(ii)(B)
Registration Statement	4.8(a)
Regulatory Material Adverse Effect	6.8(b)
Rights-of-Way	4.16
Surviving Corporation	2.1
Tail Period	6.10(d)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.11

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

2.2 Closing.

(a) The closing of the Merger (the “Closing”), shall take place at 8:00 a.m., Houston, Texas time, on the date that is the second (2nd) Business Day immediately following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Wachtell, Lipton, Rosen & Katz in New York, New York, or such other place as Parent and the Company may agree in writing. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b) As soon as practicable on the Closing Date after the Closing, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4 Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Annex B, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

2.5 Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

2.6 Directors and Officers of the Surviving Corporation. The Parties shall take all necessary action such that from and after the Effective Time, the directors of Merger Sub shall be the directors of the Surviving Corporation and the officers of Merger Sub shall be the officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

2.7 Directors of Parent. Prior to the Effective Time, Parent shall take all necessary corporate action so that upon and after the Effective Time, the size of the Parent Board is increased by one (1) member, and, prior to the Closing, the Company’s current Chairman and Chief Executive Officer (provided he remains in such positions as of immediately prior to the Closing, or else a member of the Company Board mutually agreed between the Company and Parent) is appointed to the Parent Board to fill the vacancy on the Parent Board created by such increase. Parent, through the Parent Board, shall take all necessary action to nominate such new director for election to the Parent Board in the proxy statement relating to the first annual meeting of the stockholders of Parent following the Closing.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE

3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding share of common stock of the Surviving Corporation immediately following the Effective Time.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares, any Converted Shares, and Company Restricted Stock Awards, which shall be treated as set forth in Section 3.2(a)) (such shares of Company Common Stock, the “Eligible Shares”) shall be converted into the right to receive from Parent that number of fully-paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 1.46.

(ii) All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than Excluded Shares and Converted Shares) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(a).

(iii) All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock that is owned by any direct or indirect Subsidiary of the Company or Parent (other than Merger Sub) (“Converted Shares”) shall automatically be converted into a number of fully-paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (subject to adjustment in accordance with Section 3.1(c)).

(c) Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.2 Treatment of Equity Compensation Awards.

(a) Rollover Restricted Stock Awards. At the Effective Time, each outstanding award of restricted Company Common Stock (a “Company Restricted Stock Award”) granted pursuant to the Company’s 2019 Stock Incentive Plan, as amended from time to time, or any predecessor plan (the “Company Stock Plan”), other than as provided in Section 3.2(b), shall be canceled and converted into an award of restricted Parent Common Stock (a “Parent Restricted Stock Award”) in respect of that number of whole shares of Parent Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Each Parent Restricted Stock Award corresponding to a Company Restricted Stock Award outstanding as of the date hereof shall, except as otherwise provided in this Section 3.2(a), be subject to substantially the same terms and conditions as applied to the corresponding Company Restricted Stock Award immediately prior to the Effective Time.

(b) Settlement Restricted Stock Awards. At the Effective Time, each outstanding Company Restricted Stock Award granted pursuant to the Company Stock Plan prior to the date hereof and that fully vests at the Effective Time pursuant to its terms as in effect as of the date hereof shall fully vest and be converted into the right to receive the Merger Consideration in respect of each share of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time.

(c) Performance Unit Awards Generally. At the Effective Time, each 2018-2020, 2019-2021 and 2020-2022 award of performance units denominated in shares of Company Common Stock that is outstanding as of immediately prior to the Effective Time (the “Company Performance Unit Awards”) granted pursuant to the Company Stock Plan, other than as provided in Section 3.2(d), shall vest and be converted into the right to receive the “Cash Equivalent Merger Consideration” (as defined below) (which shall be issued promptly after the Effective Time, or any later date required by Section 409A of the Code) in respect of a number of shares of Company Common Stock equal to the total number of shares of Company Common Stock subject to such Company Performance Unit Award immediately prior to the Effective Time, with performance deemed satisfied at 200% of target (which is two-thirds (2/3) of maximum performance), less applicable Taxes required to be withheld. For purposes of this Agreement, the term “Cash Equivalent Merger Consideration” means the product of (i) the Exchange Ratio, multiplied by (ii) the Parent Closing Price.

(d) Performance Unit Awards Held by Former Employees. At the Effective Time, each outstanding Company Performance Unit Award granted pursuant to the Company Stock Plan that is held by an individual who is a former employee of the Company or its Affiliates as of immediately prior to the Effective Time and that remains eligible to vest by its terms shall be canceled and converted into the right to receive the Cash Equivalent Merger Consideration (which shall be issued promptly after the Effective Time, or any later date required by Section 409A of the Code) in respect of each share of Company Common Stock subject to such Company Performance Unit Award immediately prior to the Effective Time (with the level of satisfaction of any performance goals that are incomplete as of the Effective Time determined in accordance with the applicable award agreement based on actual performance as of the Effective Time determined in the ordinary course and consistent with past practice, and with the number of shares of Company Common Stock to be prorated to the extent contemplated by the applicable award agreement), less applicable Taxes required to be withheld.

(e) Administration. Prior to the Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the Company Restricted Stock Awards and the Company Performance Unit Awards pursuant to the terms of this Section 3.2, (ii) if requested by Parent in writing, cause the Company Stock Plan to terminate at or prior to the Effective Time and (iii) take all actions reasonably required to effectuate any provision of this Section 3.2, including to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of any equity awards of the Company, including any Company Restricted Stock Awards or Company Performance Unit Awards.

(f) Future Grants of Equity Awards. Notwithstanding anything in Section 3.2(a) through Section 3.2(d) to the contrary, but subject to Section 6.1(b), (i) to the extent the terms of any Company Restricted Stock Award or Company Performance Unit Award granted on or after the date of this Agreement and not in violation of this Agreement expressly provide for treatment in connection with the occurrence of the Effective Time that is different from the treatment prescribed by this Section 3.2, or (ii) as mutually agreed by the Parties and a holder of any Company Restricted Stock Award or Company Performance Unit Award, then in each case, the terms of such Company Restricted Stock Award or Company Performance Unit Award, as applicable, shall control (and the applicable provisions of this Section 3.2 shall not apply).

3.3 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with Parent’s or the Company’s transfer agent to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.3(h) to which such holders shall become entitled pursuant to this Article III. Promptly after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Common Stock issuable in respect of Eligible Shares pursuant to Section 3.1. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g) and to make payments in lieu of fractional shares pursuant to Section 3.3(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent

(including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b) Payment Procedures.

(i) Certificates. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(ii) Non-DTC Book-Entry Shares. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC, (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of

Company Common Stock then held by such holder) and (C) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(iii) DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iv) No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v) With respect to Certificates, if payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time. Until surrendered as contemplated by this Section 3.3(b)(v), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c) Termination of Rights. All Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the Eligible Shares previously represented by such Certificates, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 180th day after the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g).

(g) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.3. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h) No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five (5) consecutive trading days ending two (2) trading days prior to the Closing Date as reported by Bloomberg, L.P. (the “Parent Closing Price”). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law and shall pay the amount deducted or withheld to the appropriate Taxing Authority in accordance with applicable Law. Parent, Merger Sub, the Surviving Corporation and the Exchange Agent, as the case may be, shall cooperate in good faith to minimize any such deduction or withholding. To the extent such amounts are so deducted or withheld and paid over to the appropriate Taxing Authority by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

3.4 No Appraisal Rights. In accordance with the DGCL, no appraisal rights shall be available with respect to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since December 31, 2019 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents, each as amended prior to the execution of this Agreement (subject to the amendment of the Company’s Bylaws contemplated by Section 4.3(a)) and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 300,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on October 16, 2020: (A) 196,305,223 shares of Company Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding; (B) the shares of Company Common Stock issued and outstanding include 1,763,753 subject to Company Restricted Stock Awards granted under the Company Stock Plan; and (C) 4,018,437 shares of Company Common Stock remained available for issuance pursuant to the Company Stock Plan, of which 488,888 shares (assuming satisfaction of applicable performance goals at the target level) or 1,466,664 shares (assuming satisfaction of applicable performance goals at the maximum level) of Company Common Stock were available for issuance pursuant to outstanding Company Performance Unit Awards.

(b) All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Company Stock Plan). As of the close of business on October 16, 2020, except as set forth in this Section 4.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, and except for stock grants or other awards granted since the close of business on October 16, 2020 to the date of this Agreement or following the execution of this Agreement in accordance with Section 6.1(b)(ii), there are outstanding: (A) no shares of Company Capital Stock, Voting Debt or other voting securities of the Company, (B) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other voting securities of the Company and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are no stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it or they are bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Company Capital Stock.

(c) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any (1) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (2) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2(c) of the Company Disclosure Letter.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to consummation of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to recommend that the holders of Company Common Stock vote in favor of the adoption of this Agreement and the Transactions, including the Merger (such recommendation described in this clause (iii), the “Company Board Recommendation”) and (iv) adopted resolutions amending and restating the Bylaws of the Company in the manner previously disclosed to Parent. The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not party to any contract, arrangement or other commitment that does, would or would reasonably be expected to entitle any Person to appoint one or more directors to the Company Board.

4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to the meeting of the stockholders of the Company to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and the Parent Stockholders Meeting and (ii) such reports under Section

13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements.

(a) Since December 31, 2018 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the date of this Agreement, will comply, in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were, or, in the case of Company SEC Documents filed after the date of this Agreement, will be, prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

4.6 Absence of Certain Changes or Events.

(a) Since December 31, 2019, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) From June 30, 2020 through the date of this Agreement:

(i) the Company and its Subsidiaries have conducted their business in the Ordinary Course in all material respects;

(ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance; and

(iii) neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.1(b)(i), (iii)(A), (iv), (v), (vi), (vii), (viii), (x), (xii), (xiv) or (xvii) (solely as it relates to the foregoing Sections 6.1(b)(i), (v), (vi), (vii), (viii), (x), (xii), or (xiv)).

4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 2020 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three-months ended June 30, 2020; (b) liabilities incurred in the Ordinary Course subsequent to June 30, 2020; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under Section 6.1(b)(ix) and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.7, the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law.

(a) The Company and its Subsidiaries hold and at all times since the Applicable Date held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10 Compensation; Benefits.

(a) Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list of all of the material Company Plans.

(b) True, correct and complete copies of each of the material Company Plans (or, in the case of any Company Plan not in writing, a description of the material terms thereof) and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Plan required to file a Form 5500, and all material correspondence to or from any Governmental Entity received in the last two years.

(c) Each Company Plan has been maintained in compliance with all applicable Laws, including ERISA and the Code, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Plans, except for such pending actions, suits, claims or Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) All material contributions required to be made by the Company to the Company Plans pursuant to their terms have been timely made.

(f) There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements, and all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.

(g) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material.

(h) None of the Company or any member of its Aggregated Group contributes to or has ever had an obligation to contribute to, and no Company Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(i) Except as required by applicable Law, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(j) Except as set forth on Schedule 4.10(j) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any material amount of assets to fund any material benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan, (v) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (vi) result in any “excess parachute payment” within the meaning of Section 280G of the Code. Copies of Section 280G calculations with respect to any “disqualified individual” (within the meaning of Section 280G of the Code) in connection with the Transactions, either alone or in combination with another event, have been furnished or made available to Parent or its Representatives.

(k) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(l) No Company Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

4.11 Labor Matters.

(a) (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with any labor union, (ii) there is no pending union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) the Company does not have knowledge of any activity or Proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Since January 1, 2015: (i) to the knowledge of the Company, no allegations of sexual harassment have been made against any current or former officer or director of the Company; and (ii) neither the Company nor any of its Affiliates have been in involved in any Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or misconduct by any current or former officer or director of the Company.

(f) Neither the Company nor any of its Affiliates have utilized or waived the employment tax deferral or employee retention credit relief provided under Sections 2301, 2302 or 3606 of the Coronavirus Aid, Relief, and Economic Security Act, as applicable, or the payroll tax obligation deferral under IRS Notice 2020-65 or any related guidance, executive order or memorandum.

4.12 Taxes.

(a) All material Tax Returns required to be filed (taking into account extensions of time for filing) by the Company or any of its Subsidiaries have been filed with the appropriate Taxing Authority, and all such filed Tax Returns are complete and accurate in all material respects. All material Taxes that are due and payable by the Company or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents) have been paid in full. All material withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in full, and the Company and its Subsidiaries have complied in all material respects with all information reporting (and related withholding) and record retention requirements.

(b) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by the Company or any of its Subsidiaries.

(c) There is no outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity. There are no disputes, audits, examinations, investigations or Proceedings pending or threatened in writing regarding any material Taxes of the Company or any of its Subsidiaries or the assets of the Company and its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely between or among the Company and/or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the Ordinary Course and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither the Company nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (y) any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(e) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(f) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(i) There are no Encumbrances for material Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Law with respect to Taxes), or any election pursuant to Section 108(i) of the Code (or any similar provision of Law) made with respect to any taxable period ending on or prior to the Closing Date.

(k) Neither the Company nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) of the Code.

(l) Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) The Company is, and has been since formation, properly classified for United States federal income tax purposes as a corporation.

4.13 Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14 Intellectual Property.

(a) The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three years and (iii) to the knowledge of the Company, are free from any malicious code.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by the Company or its Subsidiaries; and (ii) to the knowledge of the Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries.

4.15 Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which the

Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

4.16 Rights-of-Way. Each of the Company and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business in the manner described, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17 Oil and Gas Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the Ordinary Course since the date of the reserve reports prepared by Cawley, Gillespie & Associates, Inc. and Netherland, Sewell & Associates, Inc. (collectively, the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of December 31, 2019 (the “Company Reserve Reports”) or (ii) reflected in the Company Reserve Reports or in the Company SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.1(b)(v)), the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Reports and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Reports of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Reports for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Company Reserve Reports for such Oil and Gas Properties that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Reports, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Reports was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Reports are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells and all water, CO 2, injection or other wells located on the Oil and Gas Properties of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Company or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the material Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

4.18 Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(b) the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(c) there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Releases are reasonably likely to result in liability to the Company (or predecessor thereof) under Environmental Law, and, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling; and

(d) as of the date of this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, the Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

4.19 Material Contracts.

(a) Schedule 4.19(a) of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $100,000,000;

(iii) each contract that constitutes a commitment relating to Indebtedness or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $100,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv) each contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000,000 in any calendar year or over the life of the contract that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within sixty (60) days, other than contracts related to drilling rigs;

(v) each contract that is a non-competition contract or other contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including any contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or (C) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the Ordinary Course;

(vii) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company;

(viii) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures from and after January 1, 2020 that would reasonably be expected to be in excess of $100,000,000 in the aggregate, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(ix) any contract (A) that provides for the sale by the Company or any of its Subsidiaries of Hydrocarbons (1) in excess of 20,000 barrels of oil equivalent of Hydrocarbons per day over a period of one month (calculated on a yearly average basis) or (2) for a term greater than ten (10) years or (B) which the Company reasonably expects that it will make aggregate payments in excess of $100,000,000 in any of the next three succeeding fiscal years or over the life of the contract that, in the case of (A) or (B), (x) has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within 60 days and (y) provides for a “take-or-pay” clause or any similar prepayment obligation and acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes;

(x) each collective bargaining agreement to which the Company is a party or is subject;

(xi) each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $120,000;

(xii) each contract for any Company Related Party Transaction; or

(xiii) each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole.

(b) Collectively, the contracts set forth in Section 4.19(a) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20 Derivative Transactions.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) The Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein. Schedule 4.20(c) of the Company Disclosure Letter lists, as of the date of this Agreement, all Derivative Transactions to which the Company or any of its Subsidiaries is a party.

4.21 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”) is in full force and effect on the date of this Agreement. The Material Company Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy. As of the date hereof the Company does not have any claims pending with insurers that are reasonably expected to result in an insurance recovery of more than $15,000,000 in the aggregate.

4.22 Opinion of Financial Advisors. The Company Board has received the oral opinion of each of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC addressed to the Company Board to the effect that, based upon and subject to the assumptions, qualifications, limitations, and other matters considered in connection with the preparation of each such opinion, as of the date of the opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock. A copy of the written opinion of each financial advisor confirming its oral opinion will be provided (solely for informational purposes) by the Company to Parent promptly following the execution of this Agreement and receipt thereof by the Company (it being agreed that such opinions are for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub or any other Person).

4.23 Brokers. Except for the fees and expenses payable to Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.24 Related Party Transactions. Schedule 4.24 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of the Company) is a party to any actual or proposed loan, lease or other contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of the Company or any of its Subsidiaries (each of the foregoing, a “Company Related Party Transaction”).

4.25 Regulatory Matters.

(a) The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

4.26 Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.16, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions any Takeover Law or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock or the Transactions.

4.27 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.27 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by the Company in this Article IV.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V

REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since December 31, 2019 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1 Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Merger Sub each has heretofore made available to the Company complete and correct copies of its Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 2,500,000,000 shares of Parent Common Stock and (ii) 500,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on October 16, 2020: (A) 1,067,957,216 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) there were outstanding options to purchase 16,922,525 shares of Parent Common Stock pursuant to Parent’s 2014 Omnibus Stock and Performance Incentive Plan, as amended from time to time, and prior plans (the “Parent Stock Plans”); (C) there were outstanding other stock-settled equity-based awards (other than shares of restricted stock or other equity based awards included in the number of shares of Parent Common Stock outstanding set forth above and awards described in the following clause (D)) with respect to 8,452,825 shares of Parent Common Stock; and (D) there were outstanding stock-settled equity-based awards held by former employees of Parent who became employees of Phillips 66 in connection with Parent’s spinoff thereof with respect to no more than 134,506 shares of Parent Common Stock.

(b) All outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Parent Stock Plans). The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts. As of the close of business on October 16, 2020, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect Subsidiary of Parent, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, and except for changes since October 16, 2020 resulting from the exercise of stock options outstanding at such date (and the issuance of shares thereunder), or stock grants or other awards granted in accordance with Section 6.2(b)(ii), there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock, Voting Debt or other voting securities of Parent; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Capital Stock. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

5.3 Authority; No Violations; Consents and Approvals.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent and the holders of Parent Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The Merger Sub Board has by unanimous vote (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Stock Issuance.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Parent (assuming that the Parent Stockholder Approval is obtained) or Merger Sub, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Other than this Agreement, Parent is not party to any contract, arrangement or other commitment that does, would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Proxy Statement and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 SEC Documents; Financial Statements.

(a) Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply, in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

5.6 Absence of Certain Changes or Events.

(a) Since December 31, 2019, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b) From June 30, 2020 through the date of this Agreement, Parent and its Subsidiaries have conducted their business in the Ordinary Course in all material respects.

5.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.8 No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of June 30, 2020 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the three-months ended June 30, 2020; (b) liabilities incurred in the Ordinary Course subsequent to June 30, 2020; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.9 Parent Permits; Compliance with Applicable Law.

(a) Parent and its Subsidiaries hold and at all times since the Applicable Date held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10 Labor Matters. Since January 1, 2015: (a) to the knowledge of Parent, no allegations of sexual harassment have been made against any current or former officer or director of Parent; and (b) neither Parent nor any of its Affiliates have been in involved in any Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or misconduct by any current or former officer or director of Parent.

5.11 Taxes. Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.12 Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of its Subsidiaries or any of their Oil and Gas Properties, or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.13 Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(b) Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(c) there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases are reasonably likely to result in liability to Parent under Environmental Law, and, as of the date of this Agreement, neither Parent nor any of its

Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling; and

(d) as of the date of this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, Parent or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to the Company prior to the date hereof.

5.14 Opinion of Financial Advisor. The Parent Board has received the oral opinion of Goldman Sachs & Co. LLC (“Goldman Sachs”) addressed to the Parent Board, to be confirmed in a written opinion, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Parent.

5.15 Brokers. Except for the fees and expenses payable to Goldman Sachs, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.16 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries own any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

5.17 Business Conduct. Merger Sub was incorporated on October 16, 2020. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.18 Regulatory Matters. Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

5.19 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the

Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.19 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Parent and Merger Sub in this Article V.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or any of its Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Company Business Pending the Merger.

(a) Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (iv) for any actions required to comply with COVID-19 Measures or otherwise taken (or not taken) by the Company or any of its Subsidiaries reasonably and in good faith to respond to COVID-19 or the COVID-19 Measures; provided that prior to taking any actions in reliance on this clause (iv), which would otherwise be prohibited by any provision of this Agreement, the Company will use commercially reasonable efforts to provide advance notice to and consult with Parent (if reasonably practicable) with respect thereto or (v) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the Ordinary Course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

(b) Except (i) as set forth on the corresponding subsection of Schedule 6.1(b) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for (x) regular quarterly cash dividends (or corresponding dividend equivalents in respect of equity awards) payable by the Company in the Ordinary Course (and, for avoidance of doubt, excluding any special dividends) in an amount not to exceed $0.20 per share of Company Common Stock and (y) dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or equity interest of a Subsidiary existing and disclosed to Parent as of the date hereof or to satisfy any applicable Tax withholding in respect of the vesting or settlement of any Company Restricted Stock Awards or Company Performance Unit Awards outstanding as of the date hereof, in accordance with the terms of the Company Stock Plan and applicable award agreements;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the delivery of Company Common Stock upon the vesting or lapse of any restrictions on any Company Restricted Stock Awards or Company Performance Unit Awards outstanding on the date hereof in accordance with the terms of the Company Stock Plan and applicable award agreements; (B) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company; and (C) shares of capital stock issued as a dividend made in accordance with Section 6.1(b)(i);

(iii) (A) amend or propose to amend the Company’s Organizational Documents (other than the amendment of the Company’s Bylaws contemplated by Section 4.3(a)) or (B) amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries (other than, in the case of the Company’s Subsidiaries, ministerial changes);

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than between wholly-owned Subsidiaries of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions for which the consideration is less than $50,000,000 individually or in the aggregate;

(v) sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties; other than (A) sales, leases or dispositions for which the consideration is less than $50,000,000 in the aggregate; (B) the sale of Hydrocarbons in the Ordinary Course; or (C) asset swaps the fair market value of which are less than $50,000,000 in the aggregate; provided that the Company shall not be permitted to sell any asset if, as a result of such sale, the Company would fail the “substantially-all test” of Section 368(a) of the Code;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions among wholly-owned Subsidiaries of the Company;

(vii) change in any material respect their material accounting principles, practices or methods, except as required by GAAP or applicable Law;

(viii) make (other than in the Ordinary Course), change or revoke any material election relating to Taxes, change an annual Tax accounting period, adopt (other than in the Ordinary Course) or change any Tax accounting method, file any material amended Tax Return (other than as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law)), enter into any closing agreement with respect to material Taxes, settle or compromise any material Tax claim, audit, assessment or dispute, surrender any right to claim a material refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax (other than in the Ordinary Course), or take any action which is reasonably likely to result in a material increase in the Tax liability of the Company or its Subsidiaries (other than (A) in the Ordinary Course or (B) as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law));

(ix) (A) grant any increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other service providers, except as required by applicable Law or as required by the terms of a Company Plan existing as of the date hereof; (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based or non-equity awards, amend or modify the terms of any outstanding equity-based or non-equity awards, pay any incentive or performance-based compensation or benefits or approve treatment of outstanding equity awards in connection with the Transactions that is inconsistent with the treatment contemplated by Section 3.2; (D) pay or agree to pay to any current or former director, officer, employee or other service provider any pension, retirement allowance or other benefit not required by the terms of any Company Plan existing as of the date hereof; (E) enter into any new, or amend any existing, employment or severance or termination agreement with any current or former director, officer, employee or other service provider; (F) establish any Company Plan which was not in existence prior to the date of this Agreement, or amend or terminate any Company Plan in existence on the date of this Agreement, other than de minimis administrative amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to the Company; (G) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or who has (or would have) an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of $250,000; (H) terminate the employment of any employee or other service provider who has an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of $250,000 or any executive officer, in each case, other than for cause; or (I) enter into, amend or terminate any collective bargaining agreement or other labor agreement;

(x) (A) retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of the Company’s Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by the Company or its direct or indirect wholly-owned Subsidiaries and owed to the Company or its direct or indirect wholly-owned Subsidiaries), other than any such amounts under the Existing Credit Facility; (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person; or (C) create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict the incurrence of Indebtedness (1) under existing credit facilities in the Ordinary Course, and in no event exceeding $500,000,000 of borrowings in the aggregate, (2) by the Company that is owed to any wholly-owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or a wholly-owned Subsidiary of the Company, (3) incurred or assumed in connection with any acquisition permitted by Section 6.1(b)(iv), (4) additional Indebtedness in an amount not to exceed $3,000,000 or (5) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (1), (2), (3) or (4);

(xi) (A) enter into any contract that would be a Company Contract if it were in effect on the date of this Agreement, (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (including the renewal of an existing Company Contract on substantially the same terms in the Ordinary Course), other than in each case, with respect to Sections 4.19(a)(x) and (xi) only, in the Ordinary Course or (C) enter into any material Derivative Transaction without notifying Parent within a reasonably practicable amount of time thereafter;

(xii) cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having in each case a value in excess of $5,000,000 in the aggregate;

(xiii) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) other than (A) the settlement of such proceedings involving only the payment of monetary damages by the Company or any of its Subsidiaries of any amount not exceeding $10,000,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, that the Company shall be permitted to settle any Transaction Litigation in accordance with Section 6.11;

(xiv) make or commit to make any capital expenditures that are, in the aggregate greater than $500,000,000 in any fiscal quarter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xv) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xvi) take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xvii) agree to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Parent Business Pending the Merger.

(a) Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (iv) for any actions required to comply with COVID-19 Measures or otherwise taken (or not taken) by Parent or any of its Subsidiaries reasonably and in good faith to respond to COVID-19 or the COVID-19 Measures; provided that prior to taking any actions in reliance on this clause (iv), which would otherwise be prohibited by any provision of this Agreement, Parent will use commercially reasonable efforts to provide advance notice to and consult with the Company (if reasonably practicable) with respect thereto or (v) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the Ordinary Course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

(b) Except (i) as set forth on the corresponding subsection of Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (x) regular quarterly cash dividends (or corresponding dividend equivalents in respect of equity awards) payable by Parent in the Ordinary Course (and, for avoidance of doubt, excluding any special dividends) and (y) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect wholly-owned Subsidiary of Parent; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, except as required by the terms of any capital stock or equity interest of a Subsidiary, as contemplated by any Parent Plan in each case existing as of the date hereof or as contemplated by any share buyback plan publicly disclosed prior to the date of this Agreement;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Parent Common Stock upon the vesting or lapse of any restrictions on any awards granted under Parent Stock Plans and outstanding on the date hereof or issued in compliance with clause (B) below; (B) issuances of awards granted under the Parent Stock Plans in the Ordinary Course; or (C) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent;

(iii) amend or propose to amend Parent’s Organizational Documents (other than in immaterial respects) or adopt any material change in the Organizational Documents of any of Parent’s Subsidiaries that would prevent, delay or impair the ability of the Parties to consummate the Transactions or otherwise adversely affect the consummation of the Transactions;

(iv) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of Parent’s Subsidiaries, other than, in each case, as would not otherwise prevent, delay or impair the consummation of the Transactions;

(v) sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties, in each case, other than (A) the sale of Hydrocarbons in the Ordinary Course or (B) any such transactions that do not involve consideration valued in excess of $500,000,000 individually or $1,000,000,000 in the aggregate (in each case, subject to Section 6.4) and as would not prevent, delay or impair the ability of the Parties to consummate the Transactions;

(vi) other than any Parent Permitted Acquisitions that do not involve consideration valued in excess of $500,000,000 individually or $1,000,000,000 in the aggregate (in each case, subject to Section 6.4), acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or assets of any corporation, partnership, association or other business organization or division thereof;

(vii) (A) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or (B) create any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than (x) Permitted Encumbrances or (y) as would not or would not reasonably be expected to cause Parent to lose its investment grade credit rating;

(viii) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(ix) take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(x) agree to take any action that is prohibited by this Section 6.2(b).

6.3 No Solicitation by the Company.

(a) From and after the date of this Agreement, the Company and its officers and directors will, will cause the Company’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal. Within one (1) Business Day of the date of this Agreement the Company shall deliver a written notice to each Person that has received non-public information regarding the Company within the twelve (12) months prior to the date of this Agreement pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that could be a Company Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries heretofore furnished to such Person. The Company will immediately terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement, the Company and its officers and directors will not, will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, a Company Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Competing Proposal;

(iii) furnish any information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Competing Proposal;

(iv) enter into any letter of intent or agreement in principal, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)); or

(v) submit any Company Competing Proposal to the vote of the stockholders of the Company;

provided, that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) From and after the date of this Agreement, the Company shall promptly (and in any event within the shorter of one (1) Business Day or 48 hours) notify Parent of the receipt by the Company (directly or indirectly) of any Company Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person), and the Company shall provide to Parent promptly (and in any event within the shorter of one (1) Business Day or 48 hours) (i) a copy of any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter the Company shall (i) keep Parent reasonably informed, on a prompt basis (and in any event within the shorter of one (1) Business Day or 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within the shorter of one (1) Business Day or 48 hours) apprise Parent of the status of any such discussions or negotiations and (ii) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one (1) Business Day or 48 hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person. Without limiting the foregoing, the Company shall notify Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Except as permitted by Section 6.3(e), the Company Board, including any committee thereof, agrees it shall not:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation;

(ii) fail to include the Company Board Recommendation in the Joint Proxy Statement;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Company Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v) in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Company Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Parent so requests in writing or (B) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Company Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Company Stockholders Meeting); or

(vii) cause or permit the Company to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Company Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Company Board may, after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii) prior to, but not after, the receipt of the Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Sections 6.3(b)(ii) or 6.3(b)(iii) (and, only with respect to a Company Competing Proposal that satisfies the requirements in the following clauses (1) and (2), may solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Company Competing Proposal or any modification thereto) with any Person if (1) the Company receives a bona fide written Company Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement and (2) such Company Competing Proposal did not arise from a breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions which prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or that otherwise prohibits the Company from complying with the provisions of this Section 6.3), (B) that any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within the shorter of one (1) Business Day and 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and (D) prior to taking any such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(iii) prior to, but not after, the receipt of the Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement and did not arise from a breach of the obligations set forth in this Section 6.3, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C) the Company provides Parent written notice of such proposed action and the basis thereof three (3) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and include a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents;

(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E) at the end of the three (3) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to one (1) Business Day; provided, further, that any such new written notice shall in no event shorten the original three (3) Business Day notice period; and

(iv) prior to, but not after, receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by the Company, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C) the Company provides Parent written notice of such proposed action and the basis thereof three (3) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;

(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E) at the end of the three (3) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to one (1) Business Day; provided, further, that any such new written notice shall in no event shorten the original three (3) Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, the Company may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two (2) Business Days prior to taking such action. The Company represents and warrants to Parent that it has not taken any action that (i) would be prohibited by this Section 6.3(f) or (ii) but for the ability to avoid actions inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, would have been prohibited by this Section 6.3(f), in each case, during the thirty (30) days prior to the date of this Agreement.

(g) Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by a director or officer of the Company or any of its Subsidiaries or by any Representative of the Company acting at the Company’s direction or on its behalf, in each case, in violation of this Section 6.3, shall be deemed to be a breach of this Section 6.3 by the Company.

6.4 No Solicitation by Parent.

(a) From and after the date of this Agreement, Parent and its officers and directors will, will cause Parent’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal. Within one (1) Business Day of the date of this Agreement Parent shall deliver a written notice to each Person that has received non-public information regarding Parent within the twelve (12) months prior to the date of this Agreement pursuant to a confidentiality agreement with Parent for purposes of evaluating any transaction that could be a Parent Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning Parent and any of its Subsidiaries heretofore furnished to such Person. Parent will immediately terminate any physical and electronic data access related to any such potential Parent Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement, Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, a Parent Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Parent Competing Proposal;

(iii) furnish any information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Parent Competing Proposal;

(iv) enter into any letter of intent or agreement in principal, or other agreement providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)); or

(v) submit any Parent Competing Proposal to the vote of the stockholders of Parent;

provided, that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) From and after the date of this Agreement, Parent shall promptly (and in any event within the shorter of one (1) Business Day or 48 hours) notify the Company of the receipt by Parent (directly or indirectly) of any Parent Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person), and Parent shall provide to the Company promptly (and in any event within the shorter of one (1) Business Day or 48 hours) (i) a copy of any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Parent shall (i) keep the Company reasonably informed, on a prompt basis (and in any event within the shorter of one (1) Business Day or 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within the shorter of one (1) Business Day or 48 hours) apprise the Company of the status of any such discussions or negotiations and (ii) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one (1) Business Day or 48 hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person. Without limiting the foregoing, Parent shall notify the Company if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Except as permitted by Section 6.4(e), the Parent Board, including any committee thereof, agrees it shall not:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;

(ii) fail to include the Parent Board Recommendation in the Joint Proxy Statement;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Parent Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)) relating to a Parent Competing Proposal (a “Parent Alternative Transaction Agreement”);

(v) in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock (other than by the Company or an Affiliate of the Company), fail to recommend, in a Solicitation/Recommendation Statement on Schedule

14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Parent Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation on or prior to the earlier of (A) five (5) Business Days after the Company so requests in writing or (B) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Parent Stockholders Meeting); or

(vii) cause or permit Parent to enter into a Parent Alternative Transaction Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Parent Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Parent Board may, after consultation with its outside legal counsel, make such disclosures as the Parent Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, such disclosure shall be deemed to be a Parent Change of Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii) prior to, but not after, the receipt of the Parent Stockholder Approval, Parent and its Representatives may engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii) (and, only with respect to a Parent Competing Proposal that satisfies the requirements in the following clauses (1) and (2), may solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Parent Competing Proposal or any modification thereto) with any Person if (1) Parent receives a bona fide written Parent Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement and (2) such Parent Competing Proposal did not arise from a breach of the obligations set forth in this Section 6.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement, as determined by the Parent Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions which prohibit Parent from providing any information to the Company in accordance with this Section 6.4 or that otherwise prohibits Parent from complying with the provisions of this Section 6.4), (B) that any such non-public information has previously been made available to, or is made available to, the Company prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within the shorter of one (1) Business Day and 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Parent Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and (D) prior to taking any such actions, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(iii) prior to, but not after, the receipt of the Parent Stockholder Approval, in response to a bona fide written Parent Competing Proposal from a third party that (x) was not solicited at any time following the execution of this Agreement, (y) is expressly conditioned upon the non-consummation of the Transactions (including the failure of any of the conditions in Article VII to be satisfied) and (z) did not arise from a breach of the obligations set forth in this Section 6.4, if the Parent Board so chooses, the Parent Board may effect a Parent Change of Recommendation; provided, however, that such a Parent Change of Recommendation may not be made unless and until:

(A) the Parent Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal;

(B) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C) Parent provides the Company written notice of such proposed action and the basis thereof three (3) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and include a copy of the available proposed Parent Competing Proposal and any applicable transaction and financing documents;

(D) after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E) at the end of the three (3) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Parent Competing Proposal remains a Parent Superior Proposal and that the failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material amendment or material modification to any Parent Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Parent Superior Proposal shall be deemed material), Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iii) shall be reduced to one (1) Business Day; provided, further, that any such new written notice shall in no event shorten the original three (3) Business Day notice period; and

(iv) prior to, but not after, receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Parent, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation; provided, however, that such a Parent Change of Recommendation may not be made unless and until:

(A) the Parent Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Parent Intervening Event has occurred;

(B) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C) Parent provides the Company written notice of such proposed action and the basis thereof three (3) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parent Intervening Event;

(D) after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E) at the end of the three (3) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iv) shall be reduced to one (1) Business Day; provided, further, that any such new written notice shall in no event shorten the original three (3) Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, Parent shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Parent Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Parent Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law, Parent may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Parent Competing Proposal, on a confidential basis, to the Parent Board and communicate such waiver to the applicable third party; provided, however, that Parent shall advise the Company at least two (2) Business Days prior to taking such action. Parent represents and warrants to the Company that it has not taken any action that (i) would be prohibited by this Section 6.4(f) or (ii) but for the ability to avoid actions inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law, would have been prohibited by this Section 6.4(f), in each case, during the thirty (30) days prior to the date of this Agreement.

(g) Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by a director or officer of Parent or any of its Subsidiaries or by any Representative of Parent acting at Parent’s direction or on its behalf, in each case, in violation of this Section 6.4, shall be deemed to be a breach of this Section 6.4 by Parent.

6.5 Preparation of Joint Proxy Statement and Registration Statement.

(a) Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto used by the Company to obtain the adoption by its stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and the Registration Statement and any amendments or supplements thereto.

(b) Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC within thirty (30) days of the date of this Agreement, (i) a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting and the holders of Parent Common Stock at the Parent Stockholders Meeting and (ii) the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably and promptly proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and Parent.

6.6 Stockholders Meetings.

(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within forty-five (45) days thereof). Except as permitted by Section 6.3, the Company Board shall recommend that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement, and the Joint Proxy Statement shall include the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and, with Parent’s consent, such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder. Without the prior written consent of Parent or as required by applicable Law, (i) the adoption of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Merger and matters of procedure) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the Transactions) and (ii) the Company shall not call any meeting of the stockholders of the Company other than the Company Stockholders Meeting.

(b) Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within forty-five (45) days thereof). Except as permitted by Section 6.4, the Parent Board shall recommend that the stockholders of Parent vote in favor of the issuance of Parent Common Stock in the Merger and the Parent Board shall solicit from stockholders of Parent proxies in favor of the Parent Stock Issuance, and the Joint Proxy Statement shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and, with the Company’s consent, such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. If requested by the Company, Parent shall promptly provide all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Once Parent has established a record date for the Parent Stockholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(c) The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, on the same day.

(d) Without limiting the generality of the foregoing, each of the Company and Parent agrees that its obligations to hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to the Company or Parent, as applicable, of any Company Competing Proposal or Parent Competing Proposal or other proposal (including, as applicable, a Company Superior Proposal or Parent Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.

(e) Prior to the termination of this Agreement, without the prior written consent of the other Party or as otherwise required by applicable Law, neither the Company nor Parent shall hold or convene any meeting of its stockholders other than the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable.

(f) Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

6.7 Access to Information.

(a) Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent; provided, that such access may be limited by the Company to the extent reasonably necessary (i) for the Company to comply with any applicable COVID-19 Measures or (ii) for such access, in light of COVID-19 or COVID-19 Measures, not to jeopardize the health and safety of the Company’s and its Subsidiaries’ respective Representatives or commercial partners (provided that, in the case of each of clauses (i) and (ii), the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i) No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii) No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii) Parent shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the Company or its Subsidiaries without the prior written consent of the Company (granted or withheld in its sole discretion); and

(iv) no investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein.

(b) The Confidentiality Agreement dated as of October 5, 2020 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder; provided, that paragraph 9 of the Confidentiality Agreement shall be of no force and effect as of the date hereof. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the data relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

6.8 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.8(b) and 6.8(c), and not this Section 6.8(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing (but subject to Sections 6.8(b) and 6.8(c)), in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Joint Proxy Statement). The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of Parent (which consent, subject to Section 6.8(b), may be withheld in Parent’s sole discretion).

(b) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than ten (10) Business Days following the date of this Agreement, the Parties shall make any filings required under the HSR Act. Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade, lessening of competition or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority. Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets; provided, however, that any such action may, at the discretion of the Company or Parent, be conditioned upon consummation of the Merger) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the End Date; provided, further, however, that, notwithstanding any other provisions of this Agreement, none of Parent or any of its Subsidiaries shall be required to take or agree to take (and the Company shall not take or agree to take) any Divestiture Action or other action that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or operations of Parent and its Subsidiaries from and after the Effective Time (but, for purposes of determining whether any effect is material, calculated as if Parent and its Subsidiaries from and after the Effective Time were collectively the same size as Company and its Subsidiaries prior to the Effective Time), taken as a whole (a “Regulatory Material Adverse Effect”). Notwithstanding any other provisions of this Section 6.8, nothing in this Agreement shall require Parent to take or agree to take any Divestiture Action or other action (other than de minimis actions) with respect to Parent and its Subsidiaries (other than with respect to the Company and its Subsidiaries (from and after the Effective Time)). The Company shall agree to take any Divestiture Action requested by Parent if such actions are only effective after the Effective Time and conditioned upon the consummation of the Transactions. In the event that any Divestiture Action is proposed by or acceptable to a Governmental Entity, Parent shall have the right to determine the manner in which to implement the requirement of such Governmental Entity; provided, that in no event shall Parent or the Company (or any of their respective Subsidiaries or other Affiliates) be required to take or effect any such action that is not conditioned upon the consummation of the Transactions; provided, further, that Parent shall consult with the Company and give consideration to the views of the Company on all matters relating to any possible Divestiture Action. In the event that any action is threatened or instituted challenging the Merger as violative of any Antitrust Law, Parent shall take such action, including any Divestiture Action, as may be necessary to avoid, resist or resolve such action (provided, that in no event shall this Section 6.8(b) require Parent to make or agree to take any Divestiture Action that would reasonably be expected to have, individually or in the aggregate, a Regulatory Material Adverse Effect). Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. In addition, subject to the terms of this Section 6.8, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date (provided, that in no event shall this Section 6.8(b) require Parent to make or agree to take any Divestiture Action that would reasonably be expected to have, individually or in the aggregate, a Regulatory Material Adverse Effect). The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.8(b) so as to preserve any applicable privilege.

(c) Parent and Merger Sub shall not take any action that could reasonably be expected to hinder or delay in any material respect the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law.

6.9 Employee Matters.

(a) Until December 31 of the calendar year in which the Effective Time occurs, Parent shall cause each individual who is employed as of the Closing Date by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) to be provided with (i) a total target cash compensation opportunity (consisting of base salary or wages, as applicable, and annual cash incentive opportunity) that is no less favorable than that provided to similarly situated employees of Parent or its Subsidiaries, provided that a Company Employee’s base compensation (salary or wages, as applicable) shall not be reduced below the level in effect for such Company Employee as of immediately prior to the Closing Date; (ii) eligibility for equity compensation to the same extent as provided to similarly situated employees of Parent or its Subsidiaries, provided that the amount of such equity compensation may be adjusted to avoid duplication that otherwise may arise as a result of differences in timing of grants by the Company prior to the Closing Date and by Parent following the Closing Date; (iii) employee benefits (including retirement plan participation but excluding severance benefits) at a level that is no less favorable in the aggregate than that in effect for such Company Employee immediately prior to the Closing Date; and (iv) eligibility for severance benefits on the same terms as similarly situated employees of Parent or its Subsidiaries.

(b) From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to credit the Company Employees for purposes of vesting, eligibility and benefit accrual under the Parent Plans (other than with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical, dental or life benefits or disability benefits or to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan immediately prior to the Closing Date. Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to give service credit for long term disability coverage purposes for the Company Employees’ service with the Company and its Subsidiaries.

(c) From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Parent Plan to the extent such Company Employee and his or her eligible dependents are covered under a Company Plan immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Company Plan and (ii) give each Company Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider.

(d) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to assume and honor their respective obligations under the Company’s Executive Severance Plan.

(e) Prior to the Effective Time, if requested by Parent in writing, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, the form of such termination documents shall be subject to the reasonable approval of Parent. To the extent the Company 401(k) Plans are terminated pursuant to Parent’s request, the Company Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Subsidiaries on the Closing Date, and such Company Employees shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by Parent or its Subsidiaries.

(f) For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Closing occurs, Parent, the Surviving Corporation or one of its Subsidiaries will assume and honor all unused vacation and other paid time off days accrued or earned, pursuant to the terms of the applicable Company Plan as in effect on the date hereof, by such Company Employee prior to the Closing Date for the calendar year in which the Closing Date occurs.

(g) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Agreement. Nothing in this Agreement is intended to prevent Parent, the Surviving Corporation or any of their Affiliates (i) from amending or terminating any of their respective Employee Benefit Plans or, after the Effective Time, any Company Plan in accordance with their terms or (ii) after the Effective Time, from terminating the employment of any Company Employee.

6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such

Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b) Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or any of its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors or officers existing and in effect prior to the date of this Agreement.

(c) Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims period of at least six (6) years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to, but not after, the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) In the event that Parent or the Surviving Corporation or any of its successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy their obligations under this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

6.11 Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consult regularly with Parent in good faith and give reasonable consideration to Parent’s advice with respect to such Transaction Litigation; provided, that the Company shall not cease to defend, consent to the entry of any judgment, settle or offer to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger; provided, in each case, such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees (provided, that prior to making any written (or prepared broad-based) communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions or compensation or benefits that are payable or to be provided following the Effective Time, the Company shall provide Parent with a copy of the intended communication (or written summary of any prepared broad-based oral communication), the Company shall provide Parent a reasonable period of time to review and comment on the communication, and the Company shall consider any timely comments in good faith) and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or a Parent Competing Proposal, as applicable, and matters related thereto or a Company Change of Recommendation or Parent Change of Recommendation, as applicable, other than as set forth in Section 6.3 or Section 6.4, as applicable.

6.13 Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 6.8, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14 Reasonable Best Efforts; Notification.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI (including filings, notifications, required efforts, actions and other matters with respect to Antitrust Laws governed by Section 6.8), upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions.

(b) Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions). The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Sections 7.2(a) or 7.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

6.15 Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.16 Stock Exchange Listing and Delistings. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, the Company shall make available to Parent, at least ten (10) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

6.17 Certain Indebtedness.

(a) If requested by Parent in writing, the Company shall, and shall cause its Subsidiaries to deliver all notices and take all other actions reasonably necessary to facilitate (i) the termination at the Closing Date of all commitments in respect of the Second Amended and Restated Credit Agreement, dated as of May 9, 2014, among the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (as amended, supplemented, restated or otherwise modified from time to time (the “Existing Credit Facility”)), (ii) the repayment in full on the Closing Date of all obligations with respect to the Existing Credit Facility and (iii) the release on the Closing Date of any liens securing such Existing Credit Facility and guarantees, if any, in connection therewith; provided that to the extent the Company does not have unrestricted cash on hand in an amount sufficient to make such repayment in full, the Company shall have received funds from Parent in an amount sufficient to make such repayment. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use commercially reasonable efforts to deliver to Parent at least three (3) Business Days prior to the Closing Date a draft payoff letter (and, at least one (1) Business Day prior to the Closing Date, a payoff letter that has been executed by the applicable agent for the lenders thereunder) with respect to the Existing Credit Facility in form and substance customary for transactions of this type, from the applicable agent on behalf of the persons to whom such indebtedness is owed.

(b) Parent or one or more of its Subsidiaries may (i) commence any of the following: (A) one or more offers to purchase any or all of the outstanding debt issued under the Indentures for cash (the “Offers to Purchase”) or (B) one or more offers to exchange any or all of the outstanding debt issued under the Indentures for securities issued by Parent or any of its Affiliates (the “Offers to Exchange”) and (ii) solicit the consent of the holders of debt issued under the Indentures regarding certain proposed amendments to the applicable Indenture (the “Consent Solicitations” and together with the Offers to Purchase and Offers to Exchange, if any, the “Company Note Offers and Consent Solicitations”); provided that the closing of any such transaction shall be conditioned on the occurrence of, and shall not be consummated until, the Closing and any such transaction shall be funded solely using consideration provided by Parent. Any Company Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent and which are permitted by the terms of the applicable Indenture and applicable Laws, including SEC rules and regulations. Parent shall consult with the Company regarding the material terms and conditions of any Company Note Offers and Consent Solicitations, including the timing and commencement of any Company Note Offers and Consent Solicitations and any tender deadlines. Parent shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal and press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent in the applicable Company Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Company Note Offers and Consent Solicitations to allow the Company and its counsel a reasonable opportunity to review and comment on such Debt Offer Documents, and Parent shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel; provided that such Debt Offer Documents shall not include any non-public information provided by the Company or its Subsidiaries or any of their respective Representatives unless the Company approves such disclosures in writing. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Company shall execute a supplemental indenture to the applicable Indenture in accordance with the terms thereof amending the terms and provisions of such Indenture as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent; provided that the amendments effected by such supplemental indenture shall not become effective until the Closing. The Company shall, and shall cause each of its Subsidiaries to, and shall use its commercially reasonable efforts to cause its and their Representatives to, use its commercially reasonable efforts to provide all reasonable and customary cooperation as may be requested by Parent in writing to assist Parent in connection with any Company Note Offers and Consent Solicitations (including, but not limited to, upon Parent’s written request, using commercially reasonable efforts to cause the Company’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Company Note Offers and Consent Solicitations). The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Parent, retained by Parent, and their fees and out-of-pocket expenses will be paid directly by Parent. If, at any time prior to the completion of the Company

Note Offers and Consent Solicitations, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use commercially reasonable efforts to promptly notify the other Party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated to the holders of the applicable notes, debentures or other debt securities of the Company outstanding under the applicable Indenture.

(c) Except as a result of fraud or willful misconduct by the Company, its Subsidiaries or its or their Representatives, or arising from a material misstatement contained in information relating to the Company and its Subsidiaries provided in writing by the Company, its Subsidiaries or its or their Representatives for inclusion in the Debt Offer Documents, Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, penalties, fines, taxes, costs, fees and expenses (including reasonable fees and expenses of one outside legal counsel, accountants, investment bankers, experts, consultants and other advisors, and the costs of all filing fees and printing costs) actually suffered or incurred by them in connection with any cooperation provided by the Company under this Section 6.17 and any information utilized in connection therewith. In addition, Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses (including reasonable fees, costs and expenses of outside legal counsel, accountants, investment bankers, experts, consultants and other advisors, and the costs of all filing fees and printing costs) incurred by the Company, its Subsidiaries or any of their respective Representatives in connection with any cooperation provided by the Company under this Section 6.17. This Section 6.17(c) shall survive the Closing and any termination of this Agreement, regardless of whether or not the Merger is consummated, and is intended to benefit, and may be enforced by, the Representatives of the Company and its Subsidiaries, who are each third-party beneficiaries of this Section 6.17(c).

(d) Notwithstanding any provision in this Section 6.17 to the contrary, nothing in this Section 6.17 shall require (A) any cooperation to the extent that it would, in the good faith determination of the Company, unreasonably interfere with the business or operations of the Company or any of its Subsidiaries, (B) the Company or any of its Subsidiaries to enter into any instrument or contract, or agree to any change or modification to any instrument or contract or take any action with respect to its existing Indebtedness prior to the occurrence of the Closing that would be effective if the Closing does not occur (other than one or more supplemental indentures so long as the amendments effected by such supplemental indentures shall not become effective until the Closing), (C) the Company or any of its Subsidiaries to deliver any notice of prepayment or redemption or similar notice that does not provide that such prepayment or redemption is conditioned upon the occurrence of the Closing, (D) the Company, any of its Subsidiaries or their respective boards of directors (or equivalent bodies) to adopt any resolution, grant any approval or authorization or otherwise take any corporate or similar action (other than in connection with one or more supplemental indentures in connection with the Company Note Offers and Consent Solicitations so long as the amendments effected by such supplemental indentures shall not become effective until the Closing), (E) the Company or any of its Subsidiaries to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing, (F) the Company or any of its Subsidiaries to provide any pro forma adjustments to the financial statements reflecting the transactions contemplated or required hereunder, (G) the Company or any of its Subsidiaries to take any action that would conflict with or violate the Company’s or any of its Subsidiaries’ organizational documents or any applicable Law, or result in a material breach of or material default under any material contract, (H) the Company or any of its Subsidiaries to take any action that would cause any condition to the Closing set forth herein to not be satisfied or otherwise cause any breach of this Agreement, (I) the Company or any of its Subsidiaries to provide any information the disclosure of which is prohibited or legally privileged or (J) any Representative of the Company or any of its Subsidiaries to deliver any certificate or take any other action that would reasonably be expected to result in personal liability to such Representative.

(e) Parent and Merger Sub acknowledge and agree that their obligations to consummate the Transactions are not conditioned on the consummation of any Company Note Offer and Consent.

6.18 Tax Matters. Each of Parent, Merger Sub and the Company will (and will cause its respective Subsidiaries to) use its reasonable best efforts to cause the Merger to qualify, and will not take or knowingly fail to take (and will cause its Subsidiaries not to take or knowingly fail to take) any actions that would, or would reasonably be expected to, prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. At the request of Parent or the Company, each of Parent, Merger Sub and the Company will use its reasonable best efforts and will cooperate with one another to obtain any opinion(s) of counsel to be issued in connection with (x) the consummation of the transactions contemplated by this Agreement and/or (y) the declaration of effectiveness of the Registration Statement by the SEC, in each case, regarding the U.S. federal income tax treatment of the transactions contemplated by this Agreement, which cooperation shall include, for the avoidance of doubt, the delivery by Parent, Merger Sub and the Company of duly executed certificates containing such representations, warranties and covenants as may be reasonably necessary or appropriate to enable such counsel to render any such opinion(s).

6.19 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.20 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

6.21 Coordination of Quarterly Dividends. Parent and the Company shall each coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of Company Common Stock shall not receive two (2) dividends, or fail to receive one (1) dividend, in any quarter with respect to their Company Common Stock and the Parent Common Stock that such holders receive in exchange therefor in the Merger. In addition, and without limiting the requirements of the previous sentence, the Company shall ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend shall be no later than five (5) Business Days following the one (1) year anniversary of such dates for the corresponding quarter of the preceding year; provided, however, that in the quarter in which the Closing occurs, if the record date of Parent’s quarterly dividend has been declared and is a date prior to the Effective Time, then such quarterly dividend declaration date and record date of the Company shall occur no later than such date as is necessary to ensure that holders of Company Common Stock receive a quarterly dividend in accordance with the first sentence of this Section 6.21.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and Parent, as applicable.

(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e) NYSE Listing. The shares of Parent Common Stock issuable to the holders of shares of Company Common Stock pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), the third and fifth sentences of Section 4.2(b) (Capital Structure), Section 4.3(a) (Authority), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a) and the third and fifth sentences of Section 4.2(b), for any De Minimis Inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2(b) (Capital Structure) (except for the second sentence of Section 4.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a) (Capital Structure), the second sentence, fifth sentence and seventh sentence of Section 5.2(b) (Capital Structure), Section 5.3(a) (Authority), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a) and the second sentence, fifth sentence and seventh sentence of Section 5.2(b) for any De Minimis Inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2(b) (Capital Structure) (except for the third sentence of Section 5.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent and Merger Sub set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Merger shall not have been consummated on or before 5:00 p.m. Houston time, on April 30, 2021(such date, the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Sections 7.2(a) or (b) or Section 7.3(a) or (b), as applicable (and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the End Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof, or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof;

(c) by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement);

(d) by the Company, prior to, but not after, the time the Parent Stockholder Approval is obtained, if the Parent Board or a committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement);

(e) by Parent, if the Company, its Subsidiaries or any of the Company’s directors or executive officers shall have Willfully and Materially Breached the obligations set forth in Section 6.3(b) (No Solicitation by the Company); or

(f) by the Company, if Parent, its Subsidiaries or any of Parent’s directors or executive officers shall have Willfully and Materially Breached the obligations set forth in Section 6.4(b) (No Solicitation by Parent).

8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 6.17, Section 8.3 and Articles I and IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or fraud.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b) If Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation) or Section 8.1(e) (No Solicitation by the Company), then the Company shall pay Parent the Company Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.

(c) If the Company terminates this Agreement pursuant to Section 8.1(d) (Parent Change of Recommendation) or Section 8.1(f) (No Solicitation by Parent), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(d) If either the Company or Parent terminates this Agreement pursuant to (i) Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), then the Company shall pay Parent the Parent Expenses or (ii) Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), then Parent shall pay the Company the Company Expenses, in each case, no later than three (3) Business Days after notice of termination of this Agreement.

(e) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Company Stockholders Meeting or (B) the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the

Company Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee less any amount previously paid by the Company pursuant to Section 8.3(d)(i). It is understood and agreed that (1) with respect to the preceding clause (i) and (ii), any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “50%” (other than with respect to any Company Competing Proposal by any Person (including its Affiliates) that has made a Company Competing Proposal meeting the requirements of the preceding clause (i)(A) or (i)(B)), (2) with respect to the preceding clause (i), a Company Competing Proposal will not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months of the termination of the Agreement, the Company or any of its Subsidiaries will have entered into a definitive agreement with respect to, or will have consummated, or will have approved or recommended to the stockholders of the Company or otherwise not opposed, in the case of a tender offer or exchange offer, a Company Competing Proposal (as defined in the preceding clause (i)) made by or on behalf of such Person or any of its Affiliates and (3) any Company Competing Proposal made prior to the execution of this Agreement will be deemed to have been made following the execution of this Agreement if the Company breaches its obligations under Section 6.3 with respect thereto.

(f) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Parent Stockholders Meeting or (B) the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to the stockholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Competing Proposal) or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee less any amount previously paid by Parent pursuant to Section 8.3(d)(ii). It is understood and agreed that (1) with respect to the preceding clause (i) and (ii), any reference in the definition of Parent Competing Proposal to “20%” shall be deemed to be a reference to “50%” (other than with respect to any Parent Competing Proposal by any Person (including its Affiliates) that has made a Parent Competing Proposal meeting the requirements of the preceding clause (i)(A) or (i)(B)), (2) with respect to the preceding clause (i), a Parent Competing Proposal will not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months of the termination of the Agreement, Parent or any of its Subsidiaries will have entered into a definitive agreement with respect to, or will have consummated, or will have approved or recommended to the stockholders of Parent or otherwise not opposed, in the case of a tender offer or exchange offer, a Parent Competing Proposal (as defined in the preceding clause (i)) made by or on behalf of such Person or any of its Affiliates and (3) any Parent Competing Proposal made prior to the execution of this Agreement will be deemed to have been made following the execution of this Agreement if Parent breaches its obligations under Section 6.4 with respect thereto.

In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee or more than one payment of Parent Expenses. If Parent receives the Company Termination Fee, then Parent will not be entitled to also receive a payment of the Parent Expenses; upon payment of any Company Termination Fee, any previously paid Parent Expenses shall be credited against the amount of the Company Termination Fee. In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee or more than one payment of the Company Expenses. If the Company receives the Parent Termination Fee, then the Company will not be entitled to also receive a payment of the Company Expenses; upon payment of any Parent Termination Fee, any previously paid Company Expenses shall be credited against the amount of the Parent Termination Fee. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and Merger Sub shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX and the agreements of the Parties in Article II and III, and Section 4.27 (No Additional Representations), Section 5.19 (No Additional Representations), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance), Section 6.17 (Certain Indebtedness and Financing Cooperation), Section 6.18 (Tax Matters), and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i)	if to Parent or Merger Sub, to:

ConocoPhillips

925 N. Eldridge Parkway

Houston, Texas 77079

Attention: Kelly B. Rose

E-mail:     Kelly.B.Rose@conocophillips.com

with a required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Andrew R. Brownstein

     Gregory E. Ostling

     Zachary S. Podolsky

E-mail:     ARBrownstein@wlrk.com

     GEOstling@wlrk.com

     ZSPodolsky@wlrk.com

(ii)	if to the Company, to:

Concho Resources Inc.

One Concho Center

600 W. Illinois Avenue

Midland, Texas 79701

Attention: Travis L. Counts

E-mail:     TCounts@concho.com

with a required copy to (which copy shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Krishna Veeraraghavan

E-mail:     veeraraghavank@sullcrom.com

9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was previously made available relating to the Transactions maintained by the Company or Parent, as applicable, prior to the execution of this Agreement.

9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock, Company Restricted Stock Awards and Company Performance Unit Awards to receive the Merger Consideration) but only from and after the Effective Time and (b) Section 6.10 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS

REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 8.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether stockholders or otherwise), and (b) any director, officer, employee, Representative or agent of (i) the Company or (ii) any Person who controls the Company. No Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby or thereby other than for fraud, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation, other than for fraud. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent. No Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby or thereby other than for fraud, and the Company hereby waives and releases all claims of any such liability and obligation, other than for fraud.

9.11 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

9.12 Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.13 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

CONOCOPHILLIPS

By:	/s/ Ryan Lance
Name: Ryan Lance
Title: Chairman and Chief Executive Officer

FALCON MERGER SUB CORP.

By:	/s/ Shannon Kinney
Name: Shannon Kinney
Title: Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

CONCHO RESOURCES INC.

By:	/s/ Tim Leach
Name: Tim Leach
Title: Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414(b), (c), (k), (m) or (o) of the Code or Section 4001 of ERISA.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.

“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries.

“Company Expenses” means $142,500,000.

“Company Intervening Event” means a material development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Company Competing Proposal or Company Superior Proposal, (ii) any Effect relating to Parent or any of its Subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (iii) any change, in and of itself, in the price or trading volume of shares of Company Common Stock or Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition), (iv) the fact that the Company or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition) or (v) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable Law), constitute a Company Intervening Event.

“Company Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by the Company or its Affiliates or with respect to which the Company or its Affiliates have any liability.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Organizational Documents of the Company.

“Company Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for all or substantially all of the fair market value of such assets or that generated all or substantially all of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) all or substantially all of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board, after consultation with its financial advisors, (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Company Board.

“Company Termination Fee” means $300,000,000.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof).

“COVID-19 Measures” means, as applicable to a Party or its Subsidiaries, any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

“De Minimis Inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company or Parent, as the case may be.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DTC” means The Depositary Trust Company.

“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of Hazardous Materials into the indoor or outdoor environment) in effect as of the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.

“Indentures” means, collectively, the indenture, dated as of September 18, 2009, among the Company, the subsidiary guarantors and Wells Fargo Bank, National Association, as trustee, as supplemented by the (i) Twelfth Supplemental Indenture, dated as of September 26, 2017, with respect to the 3.750% Senior Notes due 2027, (ii) Thirteenth Supplemental indenture, dated as of September 26, 2017, with respect to the 4.875% Senior Notes due 2047, (iii) Fourteenth Supplemental Indenture, dated as of July 2, 2018, with respect to the 4.300% Senior Notes due 2028, (iv) Fifteenth Supplemental Indenture, dated as of July 2, 2018, with respect to the 4.850% Senior Notes due 2048, (v) Sixteenth Supplemental Indenture, dated as of August 14, 2018, to add two additional subsidiary guarantors and (vi) Seventeenth Supplemental Indenture, dated as of August 24, 2020, with respect to the 2.400% Senior Notes due 2031.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development (“Effect”) that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business, or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that with respect to this clause (b) only, no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv) political conditions (or changes in such conditions, including any changes or developments arising from or in connection with the November 3, 2020 United States federal elections) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, pandemics (including the existence and impact of the COVID-19 pandemic) or weather conditions;

(vi) the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement (except for any obligation under this Agreement to operate in the Ordinary Course (or similar obligation) pursuant to Sections 6.1 or 6.2, as applicable);

(viii) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

(ix) any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

provided, however, except to the extent such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) – (v) (excluding any Effect arising from, resulting from or related to COVID-19, COVID-19 Measures or the November 3, 2020 United States federal elections) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated industry participants (it being understood and agreed that, for the purposes of determining whether a Party has been disproportionately adversely affected compared to other similarly situated industry participants, the Company shall be compared to independent exploration and production companies primarily focused in the Permian Basin and Parent shall be compared to independent diversified exploration and production companies), in which case only the incremental disproportionate impact shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person, excluding any commercially reasonable deviations therefrom due to COVID-19 or COVID-19 Measures.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with the Company or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Parent’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent, in each case other than clause (c), except in connection with a Parent Permitted Acquisition.

“Parent Expenses” means a cash amount equal to $95,000,000.

“Parent Intervening Event” means a material development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Parent Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Parent Competing Proposal or Parent Superior Proposal, (ii) any Effect relating to the Company or any of its Subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (iii) any change, in and of itself, in the price or trading volume of shares of Parent Common Stock or Company Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition), (iv) the fact that Parent or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition), (v) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable Law) or (vi) any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person (including any Parent Permitted Acquisition), constitute a Parent Intervening Event.

“Parent Permitted Acquisition” means any acquisition (by asset purchase or exchange, stock purchase, merger, or otherwise) by Parent or any of its Subsidiaries of another Person that (a) provides for aggregate consideration comprised solely of cash, (b) does not require approval by the stockholders of Parent, (c) would not reasonably be expected to cause Parent to lose its investment grade credit rating and (d) would not reasonably be expected to prevent, impair or delay consummation of the Transactions (including any delay in the timing of expiration of the waiting period under the HSR Act).

“Parent Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by Parent or its Affiliates or with respect to which Parent or its Affiliates have any liability.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of a majority of shares of Parent Common Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Stockholders Meeting” means a meeting of the stockholders of Parent to consider the approval of the Parent Stock Issuance, including any postponement, adjournment or recess thereof.

“Parent Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than the Company or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for all or substantially all of the fair market value of such assets or that generated all or substantially all of Parent’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) all or substantially all of the outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Parent Board, after consultation with its financial advisors, (i) if consummated, would result in a transaction more favorable to Parent’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by the Company in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Parent Board and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Parent Board.

“Parent Termination Fee” means $450,000,000.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the Ordinary Course for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the Ordinary Course and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(c) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Reports and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Reports;

(d) Encumbrances arising in the Ordinary Course under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, may have expressly waived in writing;

(f) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; or

(i) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Reports, with respect to such lease, or increase the working interest of the Company or Parent, as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Reports, with respect to such lease.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law or Environmental Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, including Section 203 of the DGCL.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all taxes and similar charges, duties, levies or other assessments of any kind, including, but not limited to, income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, including interest, penalties, and additions to tax imposed with respect thereto.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Transactions” means the Merger and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.

ANNEX B

Form of Certificate of Incorporation of the Surviving Corporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CONCHO RESOURCES INC.

[●], 202[●]

FIRST. The name of the corporation is CONCHO RESOURCES INC. (the “Corporation”).

SECOND. The address of the corporation’s registered office in the State of Delaware is [●]. The name of its registered agent at such address is [•].

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

FOURTH. The total number of shares that the Corporation shall have authority to issue is 1,000 shares of Common Stock, and the par value of each such share is $0.01.

FIFTH. The board of directors of the Corporation is expressly authorized to adopt, amend or repeal bylaws of the Corporation.

SIXTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

SEVENTH. To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of duty as a director. Without limiting the foregoing in any respect, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of the foregoing shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

EIGHTH. The Corporation shall indemnify and advance expenses to each director and officer of the Corporation as provided in the bylaws of the Corporation and may indemnify and advance expenses to each employee and agent of the Corporation, and all other persons whom the Corporation is authorized to indemnify under the provisions of the DGCL, as provided in the bylaws of the Corporation.

B-1

Exhibit 3.1

FIFTH AMENDED AND RESTATED BYLAWS

OF

CONCHO RESOURCES INC.

A Delaware Corporation

As Amended:

October 18, 2020

i

FIFTH AMENDED AND RESTATED BYLAWS

OF

CONCHO RESOURCES INC.

Incorporated under the Laws of the State of Delaware

ARTICLE I

STOCKHOLDERS

Section 1.1    Annual Meeting. An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as the Board of Directors shall each year fix.

Section 1.2    Special Meetings. Special meetings of the stockholders, other than those required by statute, may be called only by the Chairman of the Board, if any, or by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For purposes of these Bylaws, the term “Whole Board” shall mean the total number of authorized directors regardless of whether there exist any vacancies in such authorized directorships. The Board of Directors may postpone, reschedule or cancel any previously scheduled special meeting.

Section 1.3    Notice of Meetings. Notice of the place, if any, date, and time of all meetings of the stockholders, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose for which the meeting is called, shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law (the “GCL”) or the Restated Certificate of Incorporation of the Corporation).

Any meeting of the stockholders, whether or not a quorum is present, may be adjourned or recessed for any reason from time to time by the chairman of the meeting, subject to any rules and regulations adopted by the Board of Directors pursuant to Section 1.6. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned or recessed meeting, any business may be transacted which might have been transacted at the original meeting.

Section 1.4    Quorum. At any meeting of the stockholders, the holders of a majority of the voting power of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

If a quorum shall fail to attend any meeting, the chairman of the meeting, or the holders of a majority of the voting power of the shares entitled to vote thereon who are present, in person or by proxy, may adjourn or recess the meeting to another place, if any, date, or time.

Section 1.5    Organization. The Chairman of the Board or, in his or her absence, the President of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the voting power of the shares entitled to vote at the meeting who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary or an Assistant Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

Section 1.6    Conduct of Business. The Board of Directors may adopt such rules and regulations for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of the meeting shall have the authority to adopt and enforce such rules and regulations for the conduct of any meeting of stockholders and the safety of those in attendance as, in the judgment of the chairman, are necessary, appropriate or convenient for the conduct of the meeting. Rules and regulations for the conduct of meetings of stockholders, whether adopted by the Board of Directors or by the chairman of the meeting, may include without limitation, establishing (A) an agenda or order of business for the meeting, (B) rules and procedures for maintaining order at the meeting and the safety of those present, (C) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies and such other persons as the chairman of the meeting shall permit, (D) restrictions on entry to the meeting after the time fixed for the commencement thereof, (E) limitations on the time allotted for consideration of each agenda item and for questions and comments by participants, (F) regulations for the opening and closing of the polls for balloting and matters which are to be voted on by ballot (if any) and (G) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting.

Subject to any rules and regulations adopted by the Board of Directors, (A) the chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order, and (B) the chairman of the meeting shall have the power to adjourn or recess the meeting, for any reason, to another place, if any, date and time. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

Section 1.7    Proxies and Voting. At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

At any meeting of stockholders at which directors are to be elected, each nominee for election as a director in an uncontested election shall be elected if the number of votes cast for the nominee’s election exceeds the number of votes cast against the nominee’s election. In all director elections other than uncontested elections, the nominees for election as a director shall be elected by a plurality of the votes cast. Except as otherwise required by law or these Bylaws, for all other matters, action on a matter shall be approved if the number of votes cast in favor of the action exceeds the number of votes cast against the action.

Section 1.8    Stock List. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law.

The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 1.9    Submission of Information by Director Nominees.

(A)    To be eligible to be a nominee for election or re-election as a director of the Corporation, a person must deliver to the Secretary of the Corporation at the principal executive offices of the Corporation the following information:

(i)    a written representation and agreement, which shall be signed by such person and pursuant to which such person shall represent and agree that such person (a) consents to serving as a director if elected and to being named in the Corporation’s proxy statement and form of proxy as a nominee, and currently intends to serve as a director for the full term for which such person is standing for election, (b) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity (1) as to how the person, if elected as a director, will act or vote on any issue or question, where such agreement, arrangement or understanding has not been disclosed to the Corporation or (2) that could limit or interfere with the person’s ability to comply, if elected as a director, with such person’s fiduciary duties under applicable law, (c) is not and will not become a party to any agreement, arrangement or understanding that has not been disclosed to the Corporation with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee and (d) if elected as a director, will comply with all of the Corporation’s corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors (which will be provided to such person promptly following a request therefor to the Secretary), and

(ii)    all completed and signed questionnaires required of the Corporation’s directors (which will be provided to such person promptly following a request therefor to the Secretary).

(B)    A nominee for election or re-election as a director of the Corporation shall also provide to the Corporation such additional information as the Corporation may reasonably request. The Corporation may request such additional information as necessary to permit the Board of Directors to determine the eligibility of such person to serve as a director of the Corporation, including information relevant to a determination whether such person can be considered an independent director.

(C)    All written and signed representations and agreements and all completed and signed questionnaires required pursuant to paragraph (A) of this Section 1.9, and the additional information described in paragraph (B) of this Section 1.9, shall be considered timely for a nominee for election or re-election as a director of the Corporation under Section 1.10 or Section 1.11 if provided to the Corporation by the deadlines specified in Section 1.10 or Section 1.11, as applicable. All information provided pursuant to this Section 1.9 by a nominee for election or re-election as a director of the Corporation under Section 1.10 or Section 1.11 shall be deemed part of the stockholder’s notice submitted pursuant to Section 1.10 or a Stockholder Notice (as defined in Section 1.11), as applicable.

Section 1.10    Notice of Stockholder Business and Nominations.

(A)    Annual Meetings of Stockholders.

(i)    Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation’s notice of meeting delivered pursuant to Section 1.3 of these Bylaws (or any supplement thereto), (b) by or at the direction of the Board of Directors or any committee thereof, (c) by any stockholder of the Corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in paragraphs (A)(ii) and (A)(iii) of this Section 1.10 and who was a stockholder of record at the time such notice was delivered to the Secretary of the Corporation, or (d) by any Eligible Stockholder (as defined in Section 1.11) whose Stockholder Nominee (as defined in Section 1.11) is included in the Corporation’s proxy materials for the relevant annual meeting. For the avoidance of doubt, the foregoing clauses (c) and (d) shall be the exclusive means for a stockholder to make director nominations and the foregoing clause (c) shall be the exclusive means for a stockholder to propose any other business (other than a proposal included in the Corporation’s proxy statement pursuant to and in compliance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at an annual meeting of stockholders.

(ii)    For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(i) of this Section 1.10, (a) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, (b) in the case of business other than nominations, such business must be a proper matter for stockholder action under the GCL, (c) if the stockholder, or the beneficial owner, if any, on whose behalf any such nomination is made or such business is proposed, has provided the Corporation with a Solicitation Notice, as that term is defined below in clause (c)(4) of this paragraph (A)(ii), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s shares required under applicable law or these Bylaws to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of at least 50% of the voting power of the Corporation’s shares entitled to vote generally in the election of directors, and must, in either case, have included in such materials the Solicitation Notice and (d) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business (as defined in paragraph (C)(ii) of this Section 1.10) ninety (90) days and not earlier than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (1) the ninetieth (90th) day prior to such annual meeting or (2) the tenth day following the day on which public announcement (as defined in paragraph (C)(ii) of this Section 1.10) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice of the meeting has already been given to stockholders or a public announcement of the meeting date has already been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth:

(a)    as to each person whom the stockholder proposes to nominate for election or reelection as a director (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to and in accordance with Exchange Act Regulation 14A and (2) all written and signed representations and agreements and all completed and signed questionnaires required pursuant to paragraph (A) of Section 1.9 above,

(b)    as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made,

(c)    as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation’s books, and the name and address of such beneficial owner, (2) the class or series and number of shares of the Corporation which are owned of record by such stockholder and such beneficial owner as of the date of the notice, (3) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and that the stockholder (or a qualified representative of the stockholder, as defined in paragraph (C)(i) of this Section 1.10) intends to appear at the meeting to make such nomination or propose such business and (4) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, at least 50% of the voting power of the Corporation’s shares entitled to vote generally in the election of directors (an affirmative statement of such intent, a “Solicitation Notice”), and

(d)    as to the stockholder giving the notice or the beneficial owner, if any, on whose behalf the nomination or proposal is made, and if such stockholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a “control person”) (1) the class or series and number of shares of the Corporation which are beneficially owned (as defined in paragraph (C)(ii) of this Section 1.10) by such stockholder or beneficial owner and by any control person as of the date of the notice, (2) a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such stockholder, beneficial owner or control person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable), and (3) a description of any agreement, arrangement or understanding (including, without limitation, any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder, beneficial owner or control person, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or maintain, increase or decrease the voting power of, such stockholder, beneficial owner, or control person, with respect to securities of the Corporation.

(iii)    In addition to the information required in a stockholder’s notice, a stockholder’s notice shall, if necessary, be updated and supplemented in writing within five (5) business days after the record date for the meeting, and the information provided or required to be provided in such notice shall be current as of the record date for the meeting. At the request of the Corporation, a proposed nominee must promptly, but in any event within five (5) business days after such request (or by the day prior to the day of the annual meeting, if earlier), provide to the Corporation such additional information as it may reasonably request. All information provided pursuant to this paragraph (A)(iii) shall be deemed part of a stockholder’s notice for purposes of paragraph (A)(ii) of this Section 1.10.

(iv)    The foregoing notice requirements of paragraph (A)(ii) of this Section 1.10 shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with and pursuant to Rule 14a-8 under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.

(v)    Notwithstanding anything in the second sentence of paragraph (A)(ii) of this Section 1.10 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days prior to the last day a stockholder may deliver a notice in accordance with the second sentence of paragraph (A)(ii) of this Section 1.10, a stockholder’s notice required by this Section 1.10 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(B)    Special Meeting of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting pursuant to Section 1.3 of these Bylaws. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth above in this Section 1.10 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder’s notice as required by paragraph (A) (ii) of this Section 1.10 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the ninetieth day prior to such special meeting and not later than the close of business (as defined in paragraph (C)(ii) of this Section 1.10) on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement is first made by the Corporation of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall an adjournment, recess or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(C)    General.

(i)    Except as otherwise required by law, only such persons who are nominated in accordance with the procedures set forth in this Section 1.10, or with respect to annual meetings only, Section 1.11, shall be eligible to be elected at any meeting of stockholders to serve as directors and only such other business shall be conducted at an annual meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in these Bylaws. Except as otherwise required by law, the Chairman of the Board, the Board of Directors or the chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws. If any proposed nomination or other business is not in compliance with these Bylaws, then except as otherwise required by law, the chairman of the meeting shall have the power to declare that such nomination shall be disregarded or that such other business shall not be transacted. Notwithstanding the foregoing provisions of this Section 1.10, unless otherwise required by law, or otherwise determined by the Chairman of the Board, the Board of Directors or the chairman of the meeting, if the stockholder does not provide the information required under paragraph (A)(iii) of this Section 1.10 to the Corporation within the time frames specified therein or if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other business, such nomination shall be disregarded and such other business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of these Bylaws, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(ii)    For purposes of these Bylaws, “close of business” shall mean 6:00 p.m. local time at the principal executive offices of the Corporation, whether or not the day is a business day, and a “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission (the “SEC”) pursuant to Sections 13, 14 or 15(d) of the Exchange Act. For purposes of clause (d)(1) of paragraph (A)(ii) of this Section 1.10, shares shall be treated as “beneficially owned” by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing) (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (B) the right to vote such shares, alone or in concert with others and/or (C) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.(iii) Notwithstanding the foregoing provisions of this Section 1.10, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.10. Nothing in this Section 1.10 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Restated Certificate of Incorporation.

Section 1.11    Proxy Access for Director Nominations.

(A)    Subject to the terms and conditions of these Bylaws, in connection with an annual meeting of stockholders at which directors are to be elected, the Corporation (i) shall include in its proxy statement and on its form of proxy the names of, and (ii) shall include in its proxy statement the “Additional Information” (as defined below) relating to, a number of nominees specified pursuant to paragraph (B) of this Section 1.11 (the “Authorized Number”) for election to the Board of Directors submitted pursuant to this Section 1.11 (each, a “Stockholder Nominee”), if (i) the Stockholder Nominee satisfies the eligibility requirements in this Section 1.11, (ii) the Stockholder Nominee is identified in a timely notice (the “Stockholder Notice”) that satisfies this Section 1.11 and is delivered by a stockholder that qualifies as, or is acting on behalf of, an Eligible Stockholder (as defined in paragraph (C) of this Section 1.11), (iii) the Eligible Stockholder satisfies the requirements in this Section 1.11 and expressly elects at the time of the delivery of the Stockholder Notice to have the Stockholder Nominee included in the Corporation’s proxy materials and (iv) the additional requirements of these Bylaws are met.

(B)    The maximum number of Stockholder Nominees appearing in the Corporation’s proxy materials with respect to an annual meeting of stockholders (the “Authorized Number”) shall not exceed the greater of (i) two (2) or (ii) 20% of the number of directors in office as of the last day on which a Stockholder Notice may be delivered pursuant to this Section 1.11 with respect to the annual meeting, or if such amount is not a whole number, the closest whole number (rounding down) below 20%; provided that the Authorized Number shall be reduced, but not below one (1), (i) by any Stockholder Nominee whose name was submitted for inclusion in the Corporation’s proxy materials pursuant to this Section 1.11 but whom the Board of Directors decides to nominate as a Board nominee, (ii) by any directors in office or director nominees that in either case shall be included in the Corporation’s proxy materials with respect to the annual meeting as an unopposed (by the Corporation) nominee pursuant to an agreement, arrangement or other understanding between the Corporation and a stockholder or group of stockholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of capital stock, by the stockholder or group of stockholders, from the Corporation), (iii) by any directors currently serving on the Board of Directors who were Stockholder Nominees at any of the preceding two (2) annual meetings and who are nominated for election at the annual meeting by the Board as a Board nominee, and (iv) by any Stockholder Nominee who is not included in the Corporation’s proxy materials or is not submitted for director election for any reason, in accordance with the last sentence of paragraph (L) of this Section 1.11. In the event that one (1) or more vacancies for any reason occurs after the date of the Stockholder Notice but before the annual meeting and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Authorized Number shall be calculated based on the number of directors in office as so reduced.

(C)    To qualify as an “Eligible Stockholder,” a stockholder or a group as described in this Section 1.11 must:

(i)    Own and have Owned (as defined in paragraph (D) of this Section 1.11), continuously for at least three (3) years as of the date of the Stockholder Notice, a number of shares (as adjusted to account for any stock dividend, stock split, subdivision, combination, reclassification or recapitalization of shares of the Corporation that are entitled to vote generally in the election of directors) that represents at least 3% of the outstanding shares of the Corporation that are entitled to vote generally in the election of directors as of the date of the Stockholder Notice (the “Required Shares”), and

(ii)    thereafter continue to Own the Required Shares through such annual meeting of stockholders.

For purposes of satisfying the ownership requirements of paragraph (C) this Section 1.11, a group of not more than twenty (20) stockholders and/or beneficial owners may aggregate the number of shares of the Corporation that are entitled to vote generally in the election of directors that each group member has individually Owned continuously for at least three (3) years as of the date of the Stockholder Notice if all other requirements and obligations for an Eligible Stockholder set forth in this Section 1.11 are satisfied by and as to each stockholder or beneficial owner comprising the group whose shares are aggregated. No shares may be attributed to more than one (1) Eligible Stockholder, and no stockholder or beneficial owner, alone or together with any of its affiliates, may individually or as a member of a group qualify as or constitute more than one (1) Eligible Stockholder under this Section 1.11. A group of any two (2) or more funds shall be treated as only one (1) stockholder or beneficial owner for this purpose if they are (a) under common management and investment control, (b) under common management and funded primarily by a single employer, or (c) part of a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended. For purposes of this Section 1.11, the term “affiliate” or “affiliates” shall have the meanings ascribed thereto under the rules and regulations promulgated under the Exchange Act. For purposes of determining the denominator to be used in calculating whether an Eligible Stockholder meets the three percent (3%) threshold in paragraph (C)(i) of this Section 1.11, the Eligible Stockholder may rely on information about the outstanding shares of the Corporation, as set forth in Corporation’s most recent quarterly or annual report, and any current report subsequent thereto, filed with the SEC pursuant to the Exchange Act, unless the Eligible Stockholder knows or has reason to know that the information contained therein is inaccurate.

(D)    For purposes of this Section 1.11:

(i)    A stockholder or beneficial owner is deemed to “Own” only those outstanding shares of the Corporation that are entitled to vote generally in the election of directors as to which the person possesses both (a) the full voting and investment rights pertaining to the shares and (b) the full economic interest in (including the opportunity for profit and risk of loss on) such shares, except that the number of shares calculated in accordance with clauses (a) and (b) shall not include any shares (1) sold by such person in any transaction that has not been settled or closed, (2) borrowed by the person for any purposes or purchased by the person pursuant to an agreement to resell or (3) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by the person, whether the instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation that are entitled to vote generally in the election of directors, if the instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, the person’s full right to vote or direct the voting of the shares and/or (y) hedging, offsetting or altering to any degree any gain or loss arising from the full economic ownership of the shares by the person. The terms “Owned,” “Owning” and other variations of the word “Own,” when used with respect to a stockholder or beneficial owner, have correlative meanings. For purposes of clauses (1) through (3), the term “person” includes its affiliates.

(ii)    A stockholder or beneficial owner “Owns” shares held in the name of a nominee or other intermediary so long as the person retains both (a) the full voting and investment rights pertaining to the shares and (b) the full economic interest in the shares. The person’s Ownership of shares is deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the stockholder.

(iii)    A stockholder or beneficial owner’s Ownership of shares shall be deemed to continue during any period in which the person has loaned the shares if the person has the power to recall the loaned shares on not more than five (5) business days’ notice and (a) the person recalls the loaned shares within five (5) business days of being notified that its Stockholder Nominee shall be included in the Corporation’s proxy materials for the relevant annual meeting and (b) the person holds the recalled shares through the annual meeting.

(E)    For purposes of this Section 1.11, the “Additional Information” referred to in paragraph (A) of this Section 1.11 that the Corporation will include in its proxy statement is:

(i)    the information set forth in the Schedule 14N provided with the Stockholder Notice concerning each Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation’s proxy statement by the applicable requirements of the Exchange Act and the rules and regulations thereunder, and

(ii)    if the Eligible Stockholder so elects, a written statement of the Eligible Stockholder (or, in the case of a group, a written statement of the group), not to exceed 500 words, for each of its Stockholder Nominee(s), which must be provided at the same time as the Stockholder Notice (the “Statement”).

Notwithstanding anything to the contrary contained in this Section 1.11, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation or listing standard. Nothing in this Section 1.11 shall limit the Corporation’s ability to solicit against and include in its proxy materials its own statements relating to any Eligible Stockholder or Stockholder Nominee.

(F)    The Stockholder Notice shall set forth all information, representations and agreements required under paragraph (A)(ii) of Section 1.10, including the information required with respect to (i) any nominee for election as a director, (ii) any stockholder giving notice of an intent to nominate a candidate for election and (iii) any stockholder, beneficial owner or other person on whose behalf the nomination is made under this Section 1.11. In addition, such Stockholder Notice shall include:

(i)    a copy of the Schedule 14N that has been or concurrently is filed with the SEC under the Exchange Act,

(ii)    written statement of the Eligible Stockholder (and in the case of a group, the written statement of each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder), which statement(s) shall also be included in the Schedule 14N filed with the SEC (a) setting forth and certifying to the number of shares of the Corporation that are entitled to vote generally in the election of directors the Eligible Stockholder Owns and has Owned (as defined in paragraph (D) of this Section 1.11) continuously for at least three (3) years as of the date of the Stockholder Notice, (b) agreeing to continue to Own such shares through the annual meeting and (c) regarding whether or not it intends to maintain Ownership of the Required Shares for at least one (1) year following the annual meeting,

(iii)    the written agreement of the Eligible Stockholder (and in the case of a group, the written agreement of each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder) addressed to the Corporation, setting forth the following additional agreements, representations, and warranties:

(a)    it shall provide (1) within five (5) business days after the date of the Stockholder Notice, one (1) or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three- (3)-year holding period, specifying the number of shares that the Eligible Stockholder Owns, and has Owned continuously in compliance with this Section 1.11, (2) within five (5) business days after the record date for the annual meeting both the information required under clauses (c)(2) and (d) of paragraph (A)(ii) of Section 1.10 and written statements from the record holder(s) and intermediaries as required under clause (a)(1) verifying the Eligible Stockholder’s continuous Ownership of the Required Shares, in each case, as of such date and (3) immediate notice to the Corporation if the Eligible Stockholder ceases to own any of the Required Shares prior to the annual meeting,

(b)    it (1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have this intent, (2) has not nominated and shall not nominate for election to the Board of Directors at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 1.11, (3) has not engaged and shall not engage in, and has not been and shall not be a participant (as defined in Item 4 of Exchange Act Schedule 14A) in, a solicitation within the meaning of Exchange Act Rule 14a-1(l), in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or any nominee(s) of the Board of Directors and (4) shall not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the Corporation, and

(c)    it will (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder’s communications with the stockholders of the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, (2) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of the nomination or solicitation process pursuant to this Section 1.11, (3) comply with all laws, rules, regulations and listing standards applicable to its nomination or any solicitation in connection with the annual meeting, (4) file with the SEC any solicitation materials by or on behalf of the Eligible Stockholder relating to any Stockholder Nominee, one (1) or more of the Corporation’s directors or director nominees, or the relevant annual meeting of stockholders, regardless of whether the filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for the materials under Exchange Act Regulation 14A and (5) at the request of the Corporation, promptly, but in any event within five (5) business days after such request (or by the day prior to the day of the annual meeting, if earlier), provide to the Corporation such additional information as it may reasonably request, and

(iv)    in the case of a nomination by a group, the designation by all group members of one (1) group member that is authorized to act on behalf of all members of the group with respect to the nomination and matters related thereto, including withdrawal of the nomination, and the written agreement, representation, and warranty of the Eligible Stockholder that it shall provide, within five (5) business days after the date of the Stockholder Notice, documentation reasonably satisfactory to the Corporation demonstrating that the number of stockholders and/or beneficial owners within such group does not exceed twenty (20), including whether a group of funds qualifies as one (1) stockholder or beneficial owner within the meaning of paragraph (C) of this Section 1.11.

(G)    To be timely under this Section 1.11, the Stockholder Notice shall be delivered by a stockholder to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business (as defined in paragraph (C)(ii) of Section 1.10) one hundred twenty (120) days and not earlier than one hundred fifty (150) days prior to the first anniversary of the date (as stated in the Corporation’s proxy materials) the definitive proxy statement was first released to stockholders in connection with the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the previous year’s annual meeting, or if no annual meeting was held in the preceding year, to be timely, the Stockholder Notice must be so delivered not earlier than one hundred fifty (150) days prior to the date of the annual meeting and not later than the close of business on the later of (i) the one hundred twentieth (120th) days prior to the date of the annual meeting or (ii) the tenth day on which public announcement (as defined in paragraph (C)(ii) of Section 1.10) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice of the meeting has already been given to stockholders or a public announcement of the meeting date has already been made, commence a new time period (or extend any time period) for the giving of the Stockholder Notice as described above.

(H)    The Stockholder Notice shall include, for each Stockholder Nominee, all written and signed representations and agreements and all completed and signed questionnaires required pursuant to paragraph (A) of Section 1.9 above. At the request of the Corporation, the Stockholder Nominee must promptly, but in any event within five (5) business days after such request, provide to the Corporation such additional information as it may reasonably request. The Corporation may request such additional information as necessary to permit the Board of Directors to determine if each Stockholder Nominee satisfies the requirements of this Section 1.11.

(I)    In the event that any information or communications provided by the Eligible Stockholder or any Stockholder Nominees to the Corporation or its stockholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), such Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation’s right to omit a Stockholder Nominee from its proxy materials as provided in this Section 1.11.

(J)    All information provided pursuant to paragraphs (F), (H) and (I) of this Section 1.11 shall be deemed part of the Stockholder Notice for purposes of this Section 1.11.

(K)    Notwithstanding anything to the contrary contained in this Section 1.11, the Corporation may omit from its proxy materials any Stockholder Nominee, and such nomination shall be disregarded and no vote on such Stockholder Nominee shall occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation, if:

(i)    the Eligible Stockholder or Stockholder Nominee breaches any of its agreements, representations or warranties set forth in the Stockholder Notice or otherwise submitted pursuant to this Section 1.11, any of the information in the Stockholder Notice or otherwise submitted pursuant to this Section 1.11 was not, when provided, true, correct and complete, or the Eligible Stockholder or applicable Stockholder Nominee otherwise fails to comply with its obligations pursuant to these Bylaws, including, but not limited to, its obligations under this Section 1.11,

(ii)    the Stockholder Nominee (a) is not independent under any applicable listing standards, any applicable rules of the SEC and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation’s directors, (b) does not qualify as independent under the audit committee independence requirements set forth in the rules of the principal U.S. exchange on which shares of the Corporation are listed, as a “non-employee director” under Exchange Act Rule 16b-3, or as an “outside director” for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision), (c) is or has been, within the past three (3) years, an officer or director of a competitor, as defined for the purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended, (d) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) within the past ten (10) years or (e) is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended,

(iii)    the Corporation has received a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate any candidate for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees for director in Section 1.10, or

(iv)    the election of the Stockholder Nominee to the Board of Directors would cause the Corporation to violate the Restated Certificate of Incorporation of the Corporation, these Bylaws, or any applicable law, rule, regulation or listing standard.

(L)    An Eligible Stockholder submitting more than one (1) Stockholder Nominee for inclusion in the Corporation’s proxy materials pursuant to this Section 1.11 shall rank such Stockholder Nominees based on the order that the Eligible Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation’s proxy materials and include such assigned rank in its Stockholder Notice submitted to the Corporation. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 1.11 exceeds the Authorized Number, the Stockholder Nominees to be included in the Corporation’s proxy materials shall be determined in accordance with the following provisions: one (1) Stockholder Nominee who satisfies the eligibility requirements in this Section 1.11 shall be selected from each Eligible Stockholder for inclusion in the Corporation’s proxy materials until the Authorized Number is reached, going in order of the amount (largest to smallest) of shares of the Corporation each Eligible Stockholder disclosed as Owned in its Stockholder Notice submitted to the Corporation and going in the order of the rank (highest to lowest) assigned to each Stockholder Nominee by such Eligible Stockholder. If the Authorized Number is not reached after one (1) Stockholder Nominee who satisfies the eligibility requirements in this Section 1.11 has been selected from each Eligible Stockholder, this selection process shall continue as many times as necessary, following the same order each time, until the Authorized Number is reached. Following such determination, if any Stockholder Nominee who satisfies the eligibility requirements in this Section 1.11 thereafter is nominated by the Board of Directors, thereafter is not included in the Corporation’s proxy materials or thereafter is not submitted for director election for any reason (including the Eligible Stockholder’s or Stockholder Nominee’s failure to comply with this Section 1.11), no other nominee or nominees shall be included in the Corporation’s proxy materials or otherwise submitted for election as a director at the applicable annual meeting in substitution for such Stockholder Nominee.

(M)    Any Stockholder Nominee who is included in the Corporation’s proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting for any reason, including for the failure to comply with any provision of these Bylaws (provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Stockholder Notice) or (ii) does not receive a number of votes cast in favor of his or her election that is at least equal to 20% of the shares present in person or represented by proxy and entitled to vote in the election of directors, shall be ineligible to be a Stockholder Nominee pursuant to this Section 1.11 for the next two (2) annual meetings.

(N)    Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law or otherwise determined by the chairman of the meeting or the Board of Directors, if the stockholder delivering the Stockholder Notice (or a qualified representative of the stockholder, as defined in paragraph (C)(i) of Section 1.10) does not appear at the annual meeting of stockholders of the Corporation to present its Stockholder Nominee or Stockholder Nominees, such nomination or nominations shall be disregarded, notwithstanding that proxies in respect of the election of the Stockholder Nominee or Stockholder Nominees may have been received by the Corporation. This Section 1.11 shall be the exclusive method for stockholders to include nominees for director election in the Corporation’s proxy materials.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1    Number, Election and Term of Directors. The number, election and term of directors shall be as, or shall be determined in the manner, set forth in the Restated Certificate of Incorporation of the Corporation or, to the extent not set forth therein, in a resolution adopted by a majority of the Whole Board.

Section 2.2    Newly Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Stock, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors (and not by stockholders).

Section 2.3    Regular Meetings. Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 2.4    Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or by a majority of the Whole Board and shall be held at such place, on such date, and at such time as they, he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given to each director by whom it is not waived by mailing written notice not less than five (5) days before the meeting or by telephone or by telegraphing or telexing or by facsimile or electronic transmission of the same not less than twenty-four (24) hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 2.5    Quorum. At any meeting of the Board of Directors, a majority of the total number of the Whole Board shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

Section 2.6    Participation in Meetings By Conference Telephone. Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 2.7    Conduct of Business. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.8    Compensation of Directors. Unless otherwise restricted by law, the Board of Directors shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or paid a stated salary or paid other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may also be paid their expenses, if any, of and allowed compensation for attending committee meetings.

Section 2.9    Powers and Duties of the Chairman of the Board. If elected, the Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors; and shall have such other powers and duties as designated in these Bylaws and as from time to time may be assigned to him or her by the Board of Directors.

ARTICLE III

COMMITTEES

Section 3.1    Committees of the Board of Directors. The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers and to the full extent permitted by Section 141(c)(2) of the GCL, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Section 3.2    Conduct of Business. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-third (1/3) of the members shall constitute a quorum unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE IV

OFFICERS

Section 4.1    Generally. The officers of the Corporation shall include a Chief Executive Officer, a President, and a Secretary, and may also include a Vice Chairman, Chief Financial Officer, Chief Operating Officer, a Treasurer, one or more Vice Presidents (who may be further classified by such descriptions as “executive,” “senior,” “assistant,” “staff” or otherwise, as the Board of Directors shall determine), one or more Assistant Secretaries and one or more Assistant Treasurers. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. The salaries of officers elected by the Board of Directors shall be fixed from time to time by the Board of Directors or a committee thereof or by such officers as may be designated by resolution of the Board of Directors or a committee thereof.

Section 4.2    Resignation and Removal. Any officer may resign at any time upon written notice to the Corporation. Any officer, agent or employee of the Corporation may be removed by the Board of Directors with or without cause at any time. The Board of Directors may delegate the power of removal as to officers, agents and employees who have not been appointed by the Board of Directors. Such removal shall be without prejudice to a person’s contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not of itself create contract rights.

Section 4.3    Powers and Duties of the Chief Executive Officer. The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors designates the Chairman of the Board as Chief Executive Officer. Subject to the control of the Board of Directors and the executive committee (if any), the Chief Executive Officer shall have general executive charge, management and control of the properties, business and operations of the Corporation with all such powers as may be reasonably incident to such responsibilities; he or she may employ and discharge employees and agents of the Corporation, except such as shall be appointed by the Board of Directors, and he or she may delegate these powers; he or she may agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Corporation; and shall have such other powers and duties as designated in accordance with these Bylaws and as from time to time may be assigned to him or her by the Board of Directors.

Section 4.4    Powers and Duties of the President. Unless the Board of Directors otherwise determines, the President shall have the authority to agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Corporation; and, unless the Board of Directors otherwise determines, shall, in the absence of the Chairman of the Board or if there be no Chairman of the Board, preside at all meetings of the stockholders and (should he or she be a director) of the Board of Directors; and he or she shall have such other powers and duties as designated in accordance with these Bylaws and as from time to time may be assigned to him or her by the Board of Directors.

Section 4.5    Vice Presidents. In the absence of the President, or in the event of his or her inability or refusal to act, a Vice President designated by the Board of Directors shall perform the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. In the absence of a designation by the Board of Directors of a Vice President to perform the duties of the President, or in the event of his or her absence or inability or refusal to act, the Vice President who is present and who is senior in terms of time as a Vice President of the Corporation shall so act. The Vice Presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe. Unless otherwise provided by the Board of Directors, each Vice President will have authority to act within his or her respective areas and to sign contracts relating thereto.

Section 4.6    Treasurer. If elected, the Treasurer shall have responsibility for the custody and control of all the funds and securities of the Corporation, and shall have such other powers and duties as designated in these Bylaws and as from time to time may be assigned to the Treasurer by the Board of Directors. The Treasurer shall perform all acts incident to the position of Treasurer, subject to the control of the Chief Executive Officer and the Board of Directors; and shall, if required by the Board of Directors, give such bond for the faithful discharge of his or her duties in such form as the Board of Directors may require.

Section 4.7    Assistant Treasurers. Each Assistant Treasurer shall have the usual powers and duties pertaining to his or her office, together with such other powers and duties as designated in these Bylaws and as from time to time may be assigned to him or her by the Chief Executive Officer or the Board of Directors. The Assistant Treasurers shall exercise the powers of the Treasurer during that officer’s absence or inability or refusal to act.

Section 4.8    Secretary. The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He or she shall have charge of the corporate books and shall perform such other duties as the Board of Directors may from time to time prescribe.

Section 4.9    Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. The performance of any such duty shall, in respect of any other person dealing with the Corporation, be conclusive evidence of his or her power to act. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him or her.

Section 4.10    Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.11    Action with Respect to Securities of Other Entities. Unless otherwise directed by the Board of Directors, the Chief Executive Officer, the President, the General Counsel (provided the General Counsel is also an officer of the Corporation), the Chief Financial Officer, the Treasurer or any officer of the Corporation authorized by the Chief Executive Officer shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of security holders of or with respect to any action of security holders of any other entity in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other entity.

ARTICLE V

STOCK

Section 5.1    Form and Issuance of Stock. Shares of stock of the Corporation may be certificated or uncertificated, as provided under the Delaware General Corporation Law. Each holder of stock represented by certificates, if any, shall be entitled to a certificate signed by, or in the name of the Corporation by, the Chairman of the Board or Vice Chairman of the Board, the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him or her. Any or all of the signatures on the certificate, if any, may be by facsimile.

Section 5.2    Transfers of Stock. Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate, if any, is issued in accordance with Section 5.4 of these Bylaws, an outstanding certificate, if any, for the number of shares involved shall be surrendered for cancellation before a new certificate, or evidence of the issuance of uncertified shares, is issued therefor. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, if any, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation.

Section 5.3    Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business (as defined in paragraph (C)(ii) of Section 1.10) on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5.4    Lost, Stolen or Destroyed Certificates. In the event of the loss, theft or destruction of any certificate of stock, a new certificate or uncertificated shares may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 5.5    Regulations. The issue, transfer, conversion and registration of shares of stock of the Corporation or the replacement of certificates in the case of certificated shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI

NOTICES

Section 6.1    Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission to the extent permitted by Section 232 of the GCL.

Section 6.2    Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except if the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business at the meeting because it has not been lawfully called or convened.

ARTICLE VII

MISCELLANEOUS

Section 7.1    Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 7.2    Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 7.3    Reliance upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 7.4    Fiscal Year. The fiscal year of the Corporation shall be the calendar year unless otherwise fixed by the Board of Directors.

Section 7.5    Time Periods. In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, except as otherwise provided herein, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE VIII

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 8.1    Mandatory Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless to the full extent permitted by the laws of the State of Delaware as from time to time in effect any person who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Corporation) (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation, or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (hereinafter an “indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 8.2 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred by this Section 8.1 also shall include the right of such persons described in this Section 8.1 to be paid in advance by the Corporation for their expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”) to the full extent permitted by the laws of the State of Delaware, as from time to time in effect; provided, however, that, if the GCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 8.1 or otherwise. The right to indemnification conferred on such persons by this Section 8.1 shall be a contract right.

Section 8.2    Right of Indemnitee to Bring Suit. If a claim under Section 8.1 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the GCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.3    Permissive Indemnification of Non-Officer Employees and Agents. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Corporation) by reason of the fact that the person is or was an employee (other than an officer) or agent of the Corporation, or, while serving as an employee (other than an officer) or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the extent (i) permitted by the laws of the State of Delaware as from time to time in effect, and (ii) authorized in the sole discretion of the Chief Executive Officer and at least one other of the following officers: the President, the Chief Financial Officer, or the General Counsel of the Corporation (the Chief Executive Officer and any of such other officers so authorizing such indemnification, the “Authorizing Officers”). The Corporation may, to the extent permitted by Delaware law and authorized in the sole discretion of the Authorizing Officers, pay expenses (including attorneys’ fees) reasonably incurred by any such employee or agent in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, upon such terms and conditions as the Authorizing Officers authorizing such expense advancement determine in their sole discretion. The provisions of this Section 8.3 shall not constitute a contract right for any such employee or agent.

Section 8.4    General Provisions. The rights and authority conferred in any of the Sections of this Article VIII shall not be exclusive of any other right which any person seeking indemnification or advancement of expenses may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation or these Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Neither the amendment or repeal of this Article VIII or any of the Sections thereof nor the adoption of any provision of the Restated Certificate of Incorporation or these Bylaws or of any statute inconsistent with this Article VIII or any of the Sections thereof shall eliminate or reduce the effect of this Article VIII or any of the Sections thereof in respect of any acts or omissions occurring prior to such amendment, repeal or adoption or an inconsistent provision.

ARTICLE IX

AMENDMENTS

In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to adopt, amend and repeal these Bylaws by the approval of a majority of the Whole Board, subject to the power of the holders of capital stock of the Corporation to adopt, amend or repeal the Bylaws; provided, however, that, with respect to the power of holders of capital stock to adopt, amend and repeal Bylaws of the Corporation, in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law or the Restated Certificate of Incorporation, the affirmative vote of the holders of 66 2/3% of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of these Bylaws.

ARTICLE X

FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, then the Superior Court of Delaware shall, or if such state courts in Delaware lack jurisdiction, the federal district court for the District of Delaware shall), be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the GCL, the Restated Certificate of Incorporation or these By-laws (in each case, as they may be amended from time to time) or as to which the GCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine; and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X.

Exhibit 99.1

925 North Eldridge Parkway

Houston, TX 77079-1175

Media Relations: 281-293-1149

www.conocophillips.com/media

NEWS RELEASE

Oct. 19, 2020

ConocoPhillips to Acquire Concho Resources in All-Stock Transaction

ConocoPhillips and Concho Resources Combination Built Upon Shared Vision to Deliver Superior Returns Through Price Cycles

All-Stock Transaction Valued at $9.7 Billion Honors Proven Financial Framework and is Expected to be Accretive on Consensus Key Financial Metrics

HOUSTON AND MIDLAND – ConocoPhillips (NYSE: COP) and Concho Resources (NYSE: CXO) today announced that they have entered into a definitive agreement to combine companies in an all-stock transaction. Under the terms of the transaction, which has been unanimously approved by the board of directors of each company, each share of Concho Resources (Concho) common stock will be exchanged for a fixed ratio of 1.46 shares of ConocoPhillips common stock, representing a 15 percent premium to closing share prices on October 13. The transaction combines two high-quality industry leaders to create a company with an approximately $60 billion enterprise value that will offer stakeholders a superior investment choice for sustainable performance and returns through cycles. Highlights of the transaction include:

•

Two best-in-class asset portfolios that create a combined resource base of approximately 23 billion barrels of oil equivalent with a less than $40 per barrel WTI cost of supply and an average cost of supply below $30 per barrel WTI.

•	High-quality balance sheet that offers superior sustainability, resilience and flexibility across price cycles.

•	ConocoPhillips and Concho expect to capture $500 million of annual cost and capital savings by 2022.

•	A financial framework that delivers greater than 30 percent of cash from operations via compelling dividends and additional distributions.

•	Elevated commitment to environmental, social and governance excellence with a newly adopted Paris- Aligned Climate Risk strategy, available at www.conocophillips.com.

“The leadership and boards of both companies believe today’s transaction is an affirmation of our commitment to lead a structural change for our vital industry,” said Ryan Lance, ConocoPhillips chairman and chief executive officer. “Concho is a tremendous fit with ConocoPhillips. Together, ConocoPhillips and Concho will have unmatched scale and quality across the important value drivers in our business: an enviable low cost of supply asset base, a strong balance sheet, a disciplined capital allocation approach, ESG excellence and great people. Importantly, the transaction meets our long-stated and clear criteria for mergers and acquisitions because it is completely consistent with our financial and operational framework.”

“Through this combination, we are joining a diversified energy company with even more scale and resources to create shareholder value in today’s markets and beyond,” said Tim Leach, chairman and chief executive officer of Concho Resources. “Thanks to our team, Concho is one of the largest unconventional shale producers in the United States, with a high-quality asset base, a culture of operational excellence, safety and efficiency, and a strong balance sheet. Through consolidation, we will apply our assets, capabilities and superior performance to the business model of the future, creating a better-capitalized company with enhanced capital discipline, more flexibility and an unwavering commitment to sustainability. From our position of strength and in light of market trends, our board of directors and management team evaluated a wide range of options and unanimously

ConocoPhillips to Acquire Concho Resources in All-Stock Transaction

determined that combining with ConocoPhillips is the best path forward for Concho and our shareholders. We look forward to bringing together our complementary operations, teams and cultures to realize the upside potential of this exciting combination.”

Transaction Rationale and Benefits

Today’s transaction brings together two companies with the leadership, assets and a capital allocation approach to generate growing free cash flow, supported by a top-tier investment-grade balance sheet that provides investors with sustainability, resilience and flexibility. The combined company will have competitive advantages across sector fundamentals:

•

Combination creates leading company with scale and relevance: The transaction offers a compelling combination of size, best-in-class assets, financial strength and operating capability. The new ConocoPhillips will be the largest independent oil and gas company, with pro forma production of over 1.5 million barrels of oil equivalent per day (MMBOED).

•

Massive, diversified and low cost of supply resource base provides years of high-value investments: The combined company will hold approximately 23 billion barrels of oil equivalent (BBOE) resources with an average cost of supply of below $30 per barrel WTI. The transaction brings together contiguous and complementary “core-of-the-core” acreage positions across the Delaware and Midland basins to create an unconventional powerhouse that also includes leading positions in the Eagle Ford and Bakken in the Lower 48 and the Montney in Canada. The expanded Permian position provides a strong complement to ConocoPhillips’ other globally diverse, low-capital-intensity legacy positions.

•

Disciplined capital allocation criterion will drive investment decisions: The company’s portfolio will be developed for value and free cash flow. The company will target an average reinvestment level of less than 70 percent of cash from operations to ensure sufficient free cash flow generation to fund compelling returns of capital to shareholders.

•

Significant cost and capital savings will drive uplift in value and sustained cost structure improvement: The companies announced that together they expect to capture $500 million of annual cost and capital savings by 2022. The identified savings will come from lower general and administrative costs and a reduction in ConocoPhillips’ future global new ventures exploration program. This de-emphasis of ConocoPhillips’ organic resource addition program is driven by the addition of Concho’s large, low-cost resource base. Additional supply chain, commercial and drilling and completion capital efficiency savings are not yet included in these cost-reduction estimates.

•

Proven technical and operational expertise will be applied across the combined portfolio to unlock value: Both ConocoPhillips and Concho are already recognized leaders in oil and gas technology and operations. As part of the planned integration, the company will adopt a “best practices” approach that will share learnings and select best practices focused on the North American unconventional portfolio.

•

High-quality balance sheet provides resilience through cycles and supports commitment to sustainable shareholder return of capital: ConocoPhillips will offer a compelling ordinary dividend supplemented by additional distributions as needed to meet its target distribution of greater than 30 percent of cash from operations. The company seeks to maintain a strong investment-grade credit rating across price cycles. On a pro forma basis, the combined company net debt is approximately $12 billion as of June 30, 2020, representing an attractive leverage ratio of 1.3 at 2021 consensus commodity prices.

•

The companies share a track record of and commitment to ESG excellence: The combination creates a platform for leading the sector into the energy transition and a low-carbon future. The combined entity will be the first U.S.-based oil and gas company to adopt a Paris-aligned climate risk strategy to meet an operational (Scope 1 and Scope 2) net-zero emissions ambition by 2050.

Leadership and Governance

Upon closing, Concho’s Chairman and Chief Executive Officer Tim Leach will join ConocoPhillips’ board of directors and executive leadership team as executive vice president and president, Lower 48. This transaction will enhance the company’s competitive position in Midland.

ConocoPhillips to Acquire Concho Resources in All-Stock Transaction

Transaction Details

The transaction is subject to the approval of both ConocoPhillips and Concho stockholders, regulatory clearance and other customary closing conditions. The transaction is expected to close in the first quarter of 2021. In the meantime, an integration planning team consisting of representatives from both companies will be formed to ensure required business processes and programs are implemented seamlessly post-closing. In light of the pending merger, ConocoPhillips has suspended share repurchases until after the transaction closes.

Lance continued, “Opportunities to consolidate quality on the scale of these two companies do not come along often, so we are seizing this moment to create a company to lead the necessary transformation of our vital sector for the benefit for all stakeholders in the future.”

ConocoPhillips will host a conference call today at 8 a.m. Eastern time to discuss this announcement. To listen to the call and view related presentation materials, go to www.conocophillips.com/investor.

Advisors

Goldman Sachs & Co. LLC is serving as exclusive financial advisor to ConocoPhillips, and Wachtell, Lipton, Rosen & Katz is serving as ConocoPhillips’ legal advisor. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as financial advisors to Concho. Sullivan & Cromwell LLP is acting as legal advisor to Concho.

Additional Information

Additional information regarding this transaction and accompanying presentation can be found on the ConocoPhillips Investor Relations website and in filings with the Securities and Exchange Commission (the “SEC”). ConocoPhillips has also created a section of its web site to keep its stakeholders apprised of the process. Please review www.conocophillips.com/concho for more information.

-- # # # --

About ConocoPhillips

Headquartered in Houston, Texas, ConocoPhillips had operations and activities in 16 countries, $63 billion of total assets, and approximately 9,700 employees at June 30, 2020. Production excluding Libya averaged 1,130 MBOED for the six months ended June 30, 2020, and proved reserves were 5.3 BBOE as of Dec. 31, 2019. For more information, go to www.conocophillips.com.

Contacts

John C. Roper (media)

281-293-1451

john.c.roper@conocophillips.com

Investor Relations

281-293-5000

investor.relations@conocophillips.com

About Concho Resources

Concho Resources (NYSE: CXO) is one of the largest unconventional shale producers in the Permian Basin, with operations focused on safely and efficiently developing oil and natural gas resources. We are working today to deliver a better tomorrow for our shareholders, people and communities. For more information about Concho, visit www.concho.com.

ConocoPhillips to Acquire Concho Resources in All-Stock Transaction

Contacts

Investor Relations Megan P. Hays

Vice President of Investor Relations & Public Affairs

432-685-2533

Michael Healey

Manager of Investor Relations

432-818-1387

Forward-Looking Statements

This communication relates to a proposed business combination transaction between ConocoPhillips and Concho Resources. Forward- looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, the company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties, and other factors beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ business; ConocoPhillips’ ability to collect payments when due under ConocoPhillips’ settlement agreement with PDVSA; ConocoPhillips’ ability to collect payments from the government of Venezuela as ordered by the ICSID; ConocoPhillips’ ability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy Inc. at prices ConocoPhillips deems acceptable, or at all; ConocoPhillips’ ability to complete ConocoPhillips’ other announced dispositions or acquisitions on the timeline currently anticipated, if at all; the possibility that regulatory approvals for ConocoPhillips’ other announced dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of such announced dispositions, acquisitions or ConocoPhillips’ remaining business; business disruptions during or following ConocoPhillips’ other announced dispositions or acquisitions, including the diversion of management time and attention; the ability to deploy net proceeds from such dispositions in the manner and timeframe ConocoPhillips currently anticipates, if at all; potential liability for remedial actions under existing or future environmental regulations and adverse results in litigation matters, including the potential for litigation related to the proposed transaction; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; general domestic and international economic and political conditions; changes in fiscal regime or tax, environmental and other laws applicable to the combined company’s business; disruptions resulting from extraordinary weather events, civil unrest, war, terrorism or a cyber attack; ConocoPhillips’ ability to successfully integrate Concho’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho Resources will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Concho’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Concho’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ConocoPhillips nor Concho Resources undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

ConocoPhillips to Acquire Concho Resources in All-Stock Transaction

No Offer or Solicitation – This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It – In connection with the proposed transaction, ConocoPhillips intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ConocoPhillips and Concho Resources and that also constitutes a prospectus of ConocoPhillips. Each of ConocoPhillips and Concho Resources may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Concho Resources may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ConocoPhillips and Concho Resources. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Concho Resources and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho Resources will be available free of charge on Concho’s website at https://ir.concho.com/investors/.

Participants in the Solicitation – ConocoPhillips, Concho Resources and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho Resources, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho Resources using the sources indicated above.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We may use the term “resource” in this news release that the SEC’s guidelines prohibit us from including in filings with the SEC, and any reserve estimates provided in this news release that are not specifically designated as being estimates of proved reserves may include “potential” reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC’s latest reserve reporting guidelines. U.S. investors are urged to consider closely the oil and gas disclosures in our Form 10-K and other reports and filings with the SEC. Copies are available from the SEC and from the ConocoPhillips website.

Non-GAAP Financial Information and Other Terms – This news release contains certain financial measures that are not prepared in accordance with GAAP, including cash from operations (CFO), free cash flow and net debt. CFO is calculated by removing the impact from operating working capital from cash provided by operating activities. Free cash flow is cash provided by operating activities excluding operating working capital in excess of capital expenditures and investments. Net debt is defined as total debt less cash, cash equivalents and short-term investments. This news release also contains the terms transaction value, enterprise value, leverage ratio and cost of supply. Transaction value represents the anticipated shares to be issued at the fixed exchange ratio of 1.46 measured at ConocoPhillips’ closing share price on October 16, 2020. The combined company enterprise value included in this release is calculated based on the sum of net debt as of June 30, 2020 and existing outstanding shares of ConocoPhillips and anticipated shares to be issued assuming the fixed conversion ratio, measured at ConocoPhillips’ closing share price on October 16, 2020. Leverage ratio is calculated by taking net debt divided by cash from operations. Cost of supply is the WTI equivalent price that generates a 10 percent after-tax return on a point-forward and fully burdened basis. Fully burdened includes capital infrastructure, foreign exchange, price-related inflation, G&A and carbon tax (if currently assessed). If no carbon tax exists for the asset, it is not included in this metric. All barrels of resource are discounted at 10 percent.

ConocoPhillips to Acquire Concho Resources in All-Stock Transaction

Table 1: Reconciliation of reported production to total production

In MBOED, Except as Indicated

	2019 FY
	ConocoPhillips	Concho	Pro Forma Combined Company
Total Reported Production	1,348	331	1,679

Adjustments:
Libya	(43)	0	(43)

Total Production excluding Libya	1,305	331	1,636

Closed Dispositions[1]	(114)	(20)	(134)

Total Production	1,191	311	1,502

[1]	Includes ConocoPhillips production from the completed U.K. disposition, various Lower 48 dispositions and Australia-West disposition. Includes Concho New Mexico Shelf disposition.

Table 2: Reconciliation of Debt to Net Debt

In $ Millions, Except as Indicated

	Quarter-Ended 6/30/2020
	ConocoPhillips	Concho	Pro Forma Combined Company
Total Debt	14,998	3,957	18,955

Less:
Cash and cash equivalents	(2,907)	(320)	(3,227)
Short-term investments	(3,985)	0	(3,985)

Net Debt	8,106	3,637	11,743

Exhibit 99.2Exhibit 99.2